

ACADIA PHARMACEUTICALS

Annual Report 2009

LOOKING AHEAD

OUR PIPELINE

COMPOUND	INDICATION	PRECLINICAL	IND-TRACK	PHASE I	PHASE II	PHASE III	REGULATORY APPROVAL	COMMERCIALIZATION RIGHTS
Pimavanserin	Parkinson's Disease Psychosis							Biovail – North America[3] ACADIA – Rest of world
	Schizophrenia						(1)	
	Alzheimer's Disease Psychosis					(2)		
AGN XX/YY	Chronic Pain							Allergan
AC-262271	Glaucoma							Allergan
AM-831	Schizophrenia							Meiji Seika – Asia ACADIA – Rest of world

(1) Currently planning for Phase III schizophrenia co-therapy program.
(2) Currently planning for Phase II ADP feasibility trial.
(3) ACADIA has an option to co-promote pimavanserin in the U.S.

ABOUT ACADIA: *We are a biopharmaceutical company utilizing innovative technology to fuel drug discovery and clinical development of novel treatments for central nervous systems disorders.*

"We have put in place the ingredients that I believe are necessary for success — a strong core organization and a rich development pipeline that provides us with multiple commercial opportunities."



Dear Stockholders,

At ACADIA, our goal is to develop and commercialize novel medicines for central nervous system disorders. We are focused on developing four product candidates, which have potential to serve as improved therapies for large unmet medical needs in the areas of schizophrenia, Parkinson's and Alzheimer's disease psychosis, chronic pain and glaucoma. Pimavanserin, our most advanced product candidate, is being pursued for three separate indications in two Phase III programs and one Phase II program.

Last year, we completed our first Phase III study (-012 study) with pimavanserin for Parkinson's disease psychosis (PDP). While we were disappointed that the study did not meet its primary endpoint, there were several encouraging findings: First, pimavanserin was safe and well tolerated in this elderly, frail patient population. Second, there were consistent efficacy signals in the 40 mg pimavanserin arm. Third, we identified several factors that we believe contributed to the high placebo response in the -012 study. Based on these findings, we will make appropriate changes in the design of our next Phase III clinical trial with pimavanserin for PDP. We and our pimavanserin partner, Biovail, have conducted a comprehensive analysis of the -012 study and remain enthusiastic about the potential for pimavanserin as a therapy for PDP.

While focusing our efforts on ACADIA's four most advanced product candidates, we took disciplined actions in 2009 to streamline our cost structure and extend our cash runway. We believe we have positioned ACADIA with the resources needed to execute on our strategy and continue to advance our portfolio of product candidates.

Pursuing a Broad and Aggressive Development Strategy with Pimavanserin

Together with Biovail, we are pursuing a development strategy that is designed to advance pimavanserin to the market as quickly as possible and leverage its potential in three different indications with large unmet medical needs: schizophrenia, PDP, and Alzheimer's disease psychosis (ADP). In schizophrenia and PDP, we are moving forward with Phase III programs. Concurrently, we also are planning to initiate a Phase II feasibility study with pimavanserin in ADP.

Schizophrenia: This is a lifelong and debilitating disease that affects about one percent of the population. Each year, physicians prescribe antipsychotic drugs for over $18 billion to patients suffering from schizophrenia, bipolar conditions, and psychosis and related conditions in the elderly. Despite their commercial success, current antipsychotic drugs have substantial limitations including inadequate efficacy and severe side effects. We believe that adjunctive therapy with pimavanserin may result in an improved therapy for patients with schizophrenia and, potentially, related psychiatric disorders.

Our partner, Biovail, intends to start a large, six-week Phase III trial in patients with schizophrenia in mid-2010. In this study, patients will receive pimavanserin adjunctively with risperidone, a commonly used generic antipsychotic drug. The design of the Phase III study builds on the positive results from our Phase II adjunctive therapy study in patients with schizophrenia. In the Phase II study, we demonstrated several important advantages of adjunctive therapy with pimavanserin and a low dose of risperidone including enhanced efficacy, a faster onset of antipsychotic action and an improved side effect profile. The planned Phase III program for adjunctive use of pimavanserin in schizophrenia also includes a long-term safety study, which is designed as a continuation of the initial six-week Phase III efficacy study.

Parkinson's and Alzheimer's disease psychosis (PDP and ADP): In the United States, over 1.5 million patients suffer from Parkinson's disease and as many as 5.3 million people have Alzheimer's disease. Studies have suggested that up to 40 percent of patients with Parkinson's disease and from 25 to 50 percent of patients with Alzheimer's disease may develop

Large Unmet Medical Need

"Concerns are growing over the potential for severe side effects when current antipsychotics are used to treat psychosis or agitation in people with Alzheimer's disease, Parkinson's disease, and related dementias. In a study recently published in Lancet, we found that patients with Alzheimer's disease, who were prescribed antipsychotic medication, had an increased long term risk of mortality. There is a pressing need for safe and well-tolerated treatments for patients with neuropsychiatric symptoms in Alzheimer's disease, Parkinson's disease, and related neurological conditions."



DR. CLIVE BALLARD, *Director of Research at the Alzheimer's Society, Professor for Age-Related Diseases at King's College London*

psychosis, commonly consisting of hallucinations and delusions. Despite there being no therapy approved in the United States for either PDP or ADP, physicians prescribe antipsychotic drugs for these off-label indications. However, these drugs are associated with numerous side effects and have a black box warning for use in elderly patients with dementia-related psychosis due to increased mortality and morbidity risks.

We believe pimavanserin may offer an attractive clinical profile for these elderly patients, including antipsychotic efficacy, tolerability, safety, and a long duration of action. More than 1000 subjects have been exposed to pimavanserin to date, including about 650 patients with Parkinson's disease or PDP. Importantly, in this fragile and elderly population, pimavanserin has been safe and well-tolerated. We believe that, if pimavanserin is approved, this attractive clinical profile would set pimavanserin apart from antipsychotic drugs used off-label.

We are preparing to start a new Phase III trial with pimavanserin in PDP around mid-2010. The new study will build on the signals of antipsychotic efficacy observed in the 40 mg arm of the -012 study and incorporate study design changes intended to mitigate the placebo response. We also are continuing to conduct two long-term open-label safety extension studies with pimavanserin in patients with PDP. In the area of ADP, we are planning to start a Phase II feasibility study with pimavanserin in the third quarter of this year.

Advancing a Portfolio of Product Candidates with Support from Collaborative Partners

In terms of business development, 2009 was a very successful year. We established an important new collaboration with Biovail for the development and commercialization of pimavanserin in the U.S. and Canada. Our collaboration with Biovail allows us to significantly increase the scope of and resources behind the pimavanserin development program, helps strengthen our financial position, and provides us with an option to co-promote pimavanserin in the United States. In addition, the fact that we retain all rights to pimavanserin outside of North America serves as a potential vehicle to drive additional stockholder value.

We also formed a collaboration with Meiji Seika Kaisha for the development of a new type of antipsychotic drug with pro-cognitive properties. In this collaboration, we are in IND-track development with AM-831, a novel product candidate discovered by ACADIA, for the treatment of schizophrenia. Additionally, we extended our discovery collaboration with Allergan, which is currently focused in the area of ophthalmology. Our long-standing collaborations with Allergan have already yielded two clinical-stage programs that provide the potential for new treatment options in the areas of chronic pain and glaucoma. In the chronic pain program, Allergan has reported encouraging preliminary results from several Phase II trials. In our glaucoma program, Allergan is conducting Phase I development. Finally, we received a grant from the Michael J. Fox Foundation to support our ER-beta program. This program may provide product candidates with the ability to slow down the progression of Parkinson's disease.

Looking Ahead

We believe we have a strong core organization in place that will enable us to deliver on our key objectives. I want to thank our employees for their commitment and loyalty to ACADIA. As we look ahead, their competence, dedication and hard work make me optimistic about our company's ability to execute on our plans.

Our broad development program with pimavanserin provides us with multiple opportunities for success. Together with the other programs in our pipeline, we believe these product candidates will continue to help drive ACADIA's future growth. We look forward to embracing the challenges that lie ahead, delivering on our plans, providing innovative new treatments for patients, and generating value for our stockholders.

Uli Hacksell, Ph.D.
Chief Executive Officer

ACADIA PHARMACEUTICALS

FORM 10-K AND PERFORMANCE MEASUREMENT GRAPH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K



SEC MAIL
RECEIVED
WASH D.C.
PROCESSING
SECTION

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-50768

ACADIA PHARMACEUTICALS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**06-1376651**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
3911 Sorrento Valley Boulevard San Diego, California	**92121**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 558-2871

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934:

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

As of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $73 million, based on the closing price of the registrant's common stock on the NASDAQ Global Market on June 30, 2009 of $2.19 per share.

As of March 1, 2010, 38,332,119 shares of registrant's common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission by April 30, 2010 are incorporated by reference into Part III of this report.

ACADIA PHARMACEUTICALS INC.

TABLE OF CONTENTS
FORM 10-K
For the Year Ended December 31, 2009
INDEX

PART I

FORWARD-LOOKING STATEMENTS

This report and the information incorporated herein by reference contain forward-looking statements that involve a number of risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "hopes," "may," "will," "plans," "intends," "estimates," "could," "should," "would," "continue," "seeks," "aims," "projects," "predicts," "pro forma," "anticipates," "potential" or other similar words (including their use in the negative), or by discussions of future matters such as the development of product candidates or products, technology enhancements, possible changes in legislation, and other statements that are not historical. These statements include but are not limited to statements under the captions "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as other sections in this report. You should be aware that the occurrence of any of the events discussed under the caption "Risk Factors" and elsewhere in this report could substantially harm our business, results of operations and financial condition. If any of these events occurs, the trading price of our common stock could decline and you could lose all or a part of the value of your shares of our common stock.

The cautionary statements made in this report are intended to be applicable to all related forward-looking statements wherever they may appear in this report. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

Item 1. *Business.*

Overview

We are a biopharmaceutical company focused on the development and commercialization of small molecule drugs for the treatment of central nervous system disorders. We currently are developing a portfolio consisting of four product candidates including our most advanced compound, pimavanserin, which we are developing for three separate neurological and psychiatric indications in collaboration with Biovail Laboratories International SRL (Biovail), a subsidiary of Biovail Corp. These indications are Parkinson's disease psychosis, which is in Phase III development, adjunctive therapy in schizophrenia, for which Biovail is planning to initiate a Phase III trial in mid-2010, and Alzheimer's disease psychosis, for which we are planning to initiate a Phase II feasibility study in the third quarter of 2010. In addition to our pimavanserin programs, we have a product candidate in Phase II development for chronic pain and a product candidate in Phase I development for glaucoma, both in collaboration with Allergan, Inc., and a program in IND-track development in collaboration with Meiji Seika Kaisha, Ltd. All of the product candidates in our pipeline emanate from discoveries made using our proprietary drug discovery platform.

Our pipeline addresses diseases that are not well served by currently available therapies and represent large potential commercial opportunities. We believe that our product candidates offer innovative therapeutic approaches and may provide significant advantages relative to current therapies. Our most advanced product candidates are as follows:

Pimavanserin. Pimavanserin is a small molecule product candidate that we discovered and, in collaboration with Biovail, are developing for three neurological and psychiatric indications, all of which are underserved by currently available antipsychotics. These indications are:

Parkinson's disease psychosis. Parkinson's disease psychosis is a debilitating psychiatric disorder that occurs in up to 40 percent of patients with Parkinson's disease and is associated with increased caregiver burden, nursing home placement, and increased mortality. Currently, there are no therapies approved to treat Parkinson's disease psychosis in the United States. We believe that pimavanserin has the potential to effectively treat Parkinson's disease psychosis without impairing motor function, thereby significantly improving the quality of life for patients with Parkinson's disease.

Adjunctive therapy for schizophrenia. Current drugs used to treat schizophrenia have substantial limitations, including severe side effects and inadequate efficacy. We believe that adjunctive therapy with pimavanserin together with a low dose of an antipsychotic drug such as risperidone may result in enhanced efficacy and fewer side effects relative to existing treatments, thereby providing an improved therapy for patients with schizophrenia and, potentially, related psychiatric disorders.

Alzheimer's disease psychosis. Alzheimer's disease psychosis is a serious psychiatric disorder that occurs in 25 to 50 percent of patients with Alzheimer's disease. The diagnosis of Alzheimer's disease psychosis is associated with more rapid cognitive and functional decline and institutionalization for Alzheimer's patients. Currently, there are no therapies approved to treat Alzheimer's disease psychosis in the United States. We believe that pimavanserin may be ideally suited to address the need for a treatment of Alzheimer's disease psychosis that is safe, effective and well tolerated.

AGN-XX/YY. In collaboration with Allergan, we have discovered and are developing a new class of small molecule product candidates for the treatment of chronic pain. Chronic pain is a common form of persistent pain that may be related to a number of medical conditions and is often resistant to treatment. Allergan has conducted several Phase II studies in this program and has reported preliminary results from its Phase II program, including positive proof-of-concept in a human visceral pain trial and efficacy signals in two chronic pain trials in the areas of fibromyalgia and irritable bowel syndrome. Allergan has announced that it is currently seeking a partner for the further development of this program and for commercialization in areas predominantly served by general practitioners.

AC-262271. We have discovered and, in collaboration with Allergan, are developing a small molecule product candidate for the treatment of glaucoma. Glaucoma is a chronic eye disease and is the second leading cause of blindness in the world. AC-262271 has demonstrated a promising preclinical profile, including robust efficacy and a long duration of action. Allergan is currently conducting Phase I development with AC-262271.

AM-831. We have discovered and, in collaboration with Meiji Seika, are currently in IND-track development with AM-831, a small molecule product candidate for the treatment of schizophrenia and related disorders. Currently prescribed treatments do not effectively address or may exacerbate cognitive disturbances associated with schizophrenia. We believe that AM-831 provides the potential for a new class of pro-cognitive antipsychotic drugs.

In addition to our four most advanced product candidates, we have used our proprietary drug discovery platform to discover additional product candidates that we may elect to develop in the future in partnerships or independently. We have demonstrated that our platform can be used to rapidly discover new compounds that may serve as potential treatments for significant unmet medical needs. Currently, we have focused our resources on our most advanced product candidates, including pimavanserin.

We have assembled a management team with significant industry experience to lead the discovery and development of our product candidates. We complement our management team with a network of scientific and clinical advisors that includes recognized experts in the fields of Parkinson's disease psychosis, schizophrenia, and other central nervous system disorders.

"ACADIA" and "R-SAT" are our registered trademarks. Our logos and trademarks are the property of ACADIA Pharmaceuticals Inc. All other brand names or trademarks appearing in this report are the property of their respective holders. Use or display by us of other parties' trademarks, trade dress, or products in this report is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

We maintain a website at *www.acadia-pharm.com*, to which we regularly post copies of our press releases as well as additional information about us. Our filings with the Securities and Exchange Commission, or SEC, are available free of charge through our website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Interested persons can subscribe on our website to email alerts that are sent automatically when we issue press releases, file our reports with the SEC or post certain other information to our website. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

Our Strategy

Our goal is to become a leader in the discovery, development, and commercialization of novel small molecule drugs for the treatment of central nervous system disorders and other areas of unmet medical need. Key elements of our strategy are to:

- ***Develop our lead product candidate, pimavanserin, for multiple neurological and psychiatric disorders.*** In collaboration with Biovail, we currently are pursuing the development of pimavanserin for three separate indications: Parkinson's disease psychosis, adjunctive therapy for schizophrenia, and Alzheimer's disease psychosis. Our broad development strategy is designed to explore the clinical potential of pimavanserin in these and other potential neurological and psychiatric disorders that are underserved by currently available antipsychotics and represent large unmet medical needs.
- ***Maximize the commercial potential of pimavanserin together with strategic partners.*** We plan to commercialize pimavanserin for neurological and psychiatric indications in the United States and Canada through our collaboration with Biovail. While Biovail is responsible for commercialization, our agreement provides us with an option to co-promote pimavanserin in the United States. We may elect to exercise this option in the future and participate in the commercialization of pimavanserin in the United States by establishing a small specialty sales force that calls on a focused group of physicians. We have retained the rights to pimavanserin in the rest of the world and we plan to establish one or more strategic alliances in the future to commercialize this product candidate in markets outside of the United States and Canada.
- ***Continue to develop our other product candidates for the treatment of central nervous system and related disorders.*** We plan to continue developing our other product candidates, including our collaborative clinical programs with Allergan and our IND-track development program with Meiji Seika. While our resources are currently focused on our four most advanced product candidates, we may choose to pursue additional product candidates in the future. These may be directed at central nervous system disorders and may be developed in partnerships or independently. We believe that a diversified pipeline will mitigate the risks inherent in drug development and increase the likelihood of commercial success.
- ***Opportunistically in-license or acquire complementary product candidates.*** Although all of the product candidates currently in our pipeline emanate from discoveries made using our proprietary platform, in the future, we may elect to in-license or acquire clinical-stage product candidates or products to augment our pipeline and to leverage any sales force that we may establish in the future, including pursuant to the exercise of our option to co-promote pimavanserin in the United States.

Disease and Market Overview

Our product candidates address diseases that are not well served by currently available therapies and represent large potential commercial market opportunities. Background information on the diseases and related commercial markets that may be addressed by our product candidates is set forth below.

Parkinson's Disease Psychosis

Parkinson's disease is a chronic and progressive neurological disorder that results from the degeneration of neurons in a region of the brain that controls movement. This degeneration creates a shortage of an important brain signaling chemical, or neurotransmitter, known as dopamine, thereby rendering patients unable to initiate their movements in a normal manner. Parkinson's disease is characterized by a number of symptoms including tremors, limb stiffness, slowness of movements, and difficulties with posture and balance. The severity of Parkinson's disease symptoms tends to worsen over time.

According to the National Parkinson Foundation, over 1.5 million people in the United States suffer from this disease. Parkinson's disease is more prevalent in people over 60 years of age, and the incidence of this disease is expected to increase as the average age of the population increases. Parkinson's disease patients are currently treated with dopamine replacement therapies such as levodopa, commonly referred to as L-dopa, which is metabolized to dopamine, and dopamine agonists, which are molecules that mimic the action of dopamine.

Studies have suggested that up to 40 percent of patients with Parkinson's disease will develop psychotic symptoms, commonly consisting of visual hallucinations and delusions. The development of psychosis in patients with Parkinson's disease often disrupts their ability to perform many of the activities of daily living that keeps them independent and active. As a result, Parkinson's disease psychosis is associated with increased caregiver burden, nursing home placement, and increased mortality.

The U.S. Food and Drug Administration, or FDA, has not approved any therapy for Parkinson's disease psychosis. Physicians may attempt to address this disorder initially by decreasing the dose of the dopamine replacement drugs, which are administered to manage the motoric symptoms of Parkinson's disease. However, this approach is generally not effective in alleviating psychotic symptoms in most patients and is often associated with a significant worsening of motor function in these patients. Despite substantial limitations, currently marketed antipsychotic drugs, including Seroquel, also may be used off-label to treat patients with Parkinson's disease psychosis. Because antipsychotic drugs block dopamine receptors, and thereby may counteract the dopamine therapy used to manage the motoric symptoms of Parkinson's disease, these drugs are generally not well tolerated by patients with Parkinson's disease. Current antipsychotic drugs also are associated with a number of side effects, which can be problematic for elderly patients with Parkinson's disease. In addition, antipsychotic drugs have a black box warning for use in elderly patients with dementia-related psychosis due to increased mortality and morbidity.

The only current antipsychotic drug that has demonstrated efficacy in reducing psychosis in patients with Parkinson's disease without further impairing motor function is low-dose treatment with the generic drug clozapine. Studies suggest that this unique clinical utility of clozapine arises from its potent blocking of a key serotonin receptor, a protein that responds to the neurotransmitter serotonin, known as the 5-HT2A receptor. The use of low-dose clozapine has been approved in Europe, but not in the United States, for the treatment of psychotic disorders in Parkinson's disease. However, patients being treated with clozapine require frequent blood monitoring because clozapine treatment is associated with the occurrence of a rare blood disorder. Currently, there is a large unmet medical need for new therapies that will effectively treat psychosis in patients with Parkinson's disease without unwanted side effects, including impairment of motor function.

Schizophrenia

Schizophrenia is a chronic and debilitating mental illness characterized by disturbances in thinking, emotional reaction, and behavior. These disturbances may include positive symptoms, such as hallucinations and delusions, a range of negative symptoms, including loss of interest and emotional withdrawal, and cognitive disturbances. Schizophrenia is associated with persistent impairment of a patient's social functioning and productivity. It is believed that cognitive disturbances prevent patients with schizophrenia from readjusting to society. As a result, patients with schizophrenia are normally required to be under medical care for their entire lives.

According to the National Institute of Mental Health, approximately one percent of the population develops schizophrenia during their lifetime and more than two million people in the United States suffer from this disease. Worldwide sales of antipsychotic drugs used to treat schizophrenia and other psychoses exceeded $18 billion in 2008. These drugs have been increasingly used by physicians to address a range of disorders in addition to schizophrenia, including bipolar disorder and a variety of psychoses in elderly patients. Despite their commercial success, current antipsychotic drugs have substantial limitations, including inadequate efficacy and severe side effects.

The first-generation, or typical, antipsychotics that were introduced in the late-1950s block dopamine receptors. While typical antipsychotics are effective against positive symptoms of schizophrenia in many patients, these drugs often induce disabling motor disturbances, and they fail to address or worsen most of the negative symptoms of schizophrenia.

Most schizophrenia patients in the United States today are treated with second-generation, or atypical, antipsychotics, which induce fewer motor disturbances than typical antipsychotics, but still fail to address most of the negative symptoms of schizophrenia. In addition, currently prescribed treatments do not effectively address or may exacerbate cognitive disturbances associated with schizophrenia. It is believed that the efficacy of atypical antipsychotics is due to their interactions with dopamine and 5-HT2A receptors. The side effects induced by the atypical agents may include weight gain, non-insulin dependent (type II) diabetes, cardiovascular side effects, and motor disturbances. We believe that these side effects arise either from non-essential receptor interactions or from excessive dopamine blockade.

The limitations of currently available antipsychotics result in poor patient compliance. A study conducted by the National Institute of Mental Health, which was published in *The New England Journal of Medicine* in September 2006, found that 74 percent of patients taking typical or atypical antipsychotics discontinued treatment within 18 months because of side effects or lack of efficacy. We believe there is a large unmet medical need for new therapies that have an improved side effect and efficacy profile.

Alzheimer's Disease Psychosis

Alzheimer's disease is a progressive neurodegenerative disorder that slowly destroys memory and thinking skills, and eventually even the ability to carry out simple tasks. Its symptoms include cognitive dysfunction, memory abnormalities, progressive impairment in activities of daily living, and a host of behavioral and neuropsychiatric symptoms. Alzheimer's disease primarily affects older people and, in most cases, symptoms first appear after age 60. Alzheimer's disease gets worse over time and is fatal.

According to the Alzheimer's Association, as many as 5.3 million people in the Unites States are living with Alzheimer's disease. While the diagnostic criteria for Alzheimer's disease mostly focus on the related cognitive deficits, it is often the behavioral and neuropsychiatric symptoms that are most troublesome for caregivers and lead to poor quality of life for patients. These symptoms include agitation, aggressive behaviors, and psychosis. Studies have suggested that approximately 25 to 50 percent of Alzheimer's disease patients may develop psychosis, commonly consisting of hallucinations and delusions. The disgnosis of Alzheimer's disease psychosis is associated with more rapid cognitive and functional decline and institutionalization.

There is no proven safe and effective therapy for Alzheimer's disease psychosis. As symptoms progress and become more severe, physicians often resort to off-label use of antipsychotic medications in these patients. Current antipsychotic drugs are associated with a number of side effects, which can be problematic for elderly patients with Alzheimer's disease. In addition, antipsychotic drugs may exacerbate the cognitive disturbances associated with Alzheimer's disease. Current antipsychotic drugs also have a black box warning for use in elderly patients with dementia-related psychosis due to increased mortality and morbidity. There is a large unmet medical need for a safe and effective therapy to treat the psychosis in patients with Alzheimer's disease.

Chronic Pain

Chronic pain is a common form of pain that persists or progresses over a long period of time. In contrast to acute pain that usually arises suddenly in response to an identifiable injury and is transient, chronic pain persists over time and is often resistant to medical treatments. Chronic pain may be related to a number of different medical conditions, including diabetes, arthritis, migraine, fibromyalgia, irritable bowel syndrome, cancer, shingles, and previous trauma or injury.

Hypersensitivity is a common feature of many chronic pain disorders, including fibromyalgia and irritable bowel syndrome. Fibromyalgia is characterized by chronic pain, stiffness and tenderness of muscles, tendons and joints without detectable inflammation. It also is often associated with restless sleep, awakening tired, anxiety, depression and disturbances in bowel function. Fibromyalgia affects an estimated three to six million people in the United States, predominately women between the ages of 35 and 55. Irritable bowel syndrome is one of the most common ailments of the intestines and affects an estimated 15 percent of the U.S. population.

There are currently a variety of drugs used to treat patients with chronic pain, including anticonvulsants, selective serotonin and norepinephrine reuptake inhibitors, or SNRIs, tricyclic antidepressants, opioid painkillers, and non-steroidal anti-inflammatory agents. Currently, the leading drugs include Lyrica, an anticonvulsant approved for postherpetic neuralgia, diabetic neuropathic pain and fibromyalgia, and Cymbalta, an SNRI indicated for treatment of diabetic peripheral neuropathic pain, fibromyalgia, and major depressive disorder. Lyrica and Cymbalta had worldwide sales of $2.8 billion and $3.1 billion, respectively, in 2009. Lyrica is the successor to Neurontin, which was the first product to be approved by the FDA for the treatment of neuropathic pain and is now generic.

Only a portion of patients with neuropathic pain and fibromyalgia get meaningful relief from anticonvulsants and antidepressants. There are no drugs currently indicated for treatment of irritable bowel syndrome and other visceral hypersensitivity pain in the United States. Side effects of anticonvulsants may include dizziness, somnolence, dry mouth, blurred vision, weight gain, and concentration or attention difficulties. Side effects of SNRIs may include nausea, vomiting, dizziness, sleep disturbances, constipation, dry mouth, anxiety, abnormal vision, headache and sexual dysfunction. Tricyclic antidepressants have long been used to treat depression and these agents may have pain-relieving effects in some patients. Common side effects of these agents include dry mouth, blurred vision, constipation, difficulty with urination, impaired thinking and tiredness.

Drugs such as opioid painkillers and non-steroidal anti-inflammatory agents that are effective in treating inflammatory and acute pain usually are not effective in treating chronic pain. Opioid painkillers also have significant adverse side effects that limit their usefulness, and prolonged use of these drugs can lead to the need for increasing dosage and potentially to addiction.

Due to these shortcomings of current therapies, we believe that there is a large unmet medical need for new chronic pain therapies with improved efficacy and side effect profiles.

Glaucoma

Glaucoma is a chronic eye disease that, if left untreated, can lead to blindness. According to the World Health Organization, glaucoma is the second leading cause of blindness in the world. Loss of vision is caused by degeneration of the optic nerve, which is responsible for carrying images from the eye to the brain. A frequent symptom of glaucoma is increased fluid pressure within the eye, referred to as intraocular pressure. In the early stages of the disease, there may be no symptoms. It is estimated that over 4 million people in the United States have glaucoma but only half of those know they have it. Older people are at a higher risk for glaucoma and the disease is more prevalent in people over 60 years of age. The incidence of glaucoma is expected to increase as the average age of the population increases.

Currently there are a variety of options available to treat glaucoma, including eye medications, laser procedures and surgery. These treatment options are intended to decrease intraocular pressure and, thereby, protect the optic nerve. Physicians often treat glaucoma with multiple classes of drugs to optimize therapy and minimize side effects. Drugs used to treat glaucoma include prostaglandin analogs such as Xalatan and Lumigan, beta blockers such as timolol, and alpha agonists such as Alphagan, as well as combined medications. Xalatan is the market leader for glaucoma treatment with worldwide sales of $1.7 billion in 2009. While Xalatan is an effective anti-glaucoma agent, it frequently causes increased pigmentation of the iris that may lead to a change in iris color, and may cause other side effects, including blurred vision and burning and stinging sensations in the eye. We believe there is a need for new and more effective drugs that can treat glaucoma with fewer side effects and help patients reduce the risk of losing their vision.

Our Product Candidates

We currently are focused on developing a portfolio of four product candidates, including three product candidates in clinical development and one product candidate in IND-track development, through which we seek to complete required development studies in preparation for potential future clinical trials. We believe that our product candidates offer innovative therapeutic approaches and may provide significant advantages relative to current therapies. The following table summarizes our most advanced product candidates:

Product Candidate	Indication	Stage of Development	Commercialization Rights
Pimavanserin	Parkinson's disease psychosis	Phase III	Biovail—North America (1) ACADIA—Rest of World
	Schizophrenia	Phase III	Biovail—North America (1) ACADIA—Rest of World
	Alzheimer's disease psychosis	Phase II	Biovail—North America (1) ACADIA—Rest of World
AGN-XX/YY	Chronic Pain	Phase II	Allergan
AC-262271	Glaucoma	Phase I	Allergan
AM-831	Schizophrenia	IND-track	Meiji Seika—Asia ACADIA—Rest of World

(1) ACADIA has an option to co-promote pimavanserin in the United States.

Pimavanserin

Overview

Pimavanserin is a small molecule product candidate that we discovered and, in collaboration with Biovail, are developing for neurological and psychiatric indications in the United States and Canada. We have retained the rights to pimavanserin in the rest of the world. Pimavanserin is a new chemical entity that can be taken orally as a tablet once-a-day. Pimavanserin selectively blocks the activity of the 5-HT2A receptor, a drug target that plays an important role in the treatment of various neuropsychiatric disorders.

Currently, we and Biovail are pursuing the development of pimavanserin for three separate indications. These indications are Parkinson's disease psychosis, which is in Phase III development, adjunctive therapy for schizophrenia, for which Biovail is planning to initiate a Phase III trial, and Alzheimer's disease psychosis, for which we are planning to initiate a Phase II feasibility study. We believe that pimavanserin has the potential to effectively treat these and other central nervous system indications that are underserved by currently marketed antipsychotics.

Pimavanserin as a Treatment for Parkinson's Disease Psychosis

We are in Phase III development with pimavanserin as a treatment for Parkinson's disease psychosis. We believe that pimavanserin has the potential to effectively treat the psychosis in patients with Parkinson's disease without impairing motor function, thereby significantly improving the quality of life for these patients. As a result, we believe that pimavanserin will offer significant advantages relative to current antipsychotics used off-label for the treatment of Parkinson's disease psychosis.

In September 2009, we announced top-line results from our first Phase III trial with pimavanserin in patients with Parkinson's disease psychosis, referred to as the -012 Study. A total of 298 patients were enrolled in this multi-center, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of pimavanserin in patients with Parkinson's disease psychosis. Patients were randomized to one of three study arms, consisting of two different doses of pimavanserin (10 mg or 40 mg) and placebo. Patients received oral doses of either pimavanserin or placebo once daily for six weeks, and remained on stable doses of their existing anti-Parkinson's therapy throughout the study. The -012 Study did not meet its primary endpoint of antipsychotic efficacy as measured using the Scale for the Assessment of Positive Symptoms, or SAPS. Pimavanserin met the key secondary endpoint of motoric tolerability as measured using the Unified Parkinson's Disease Rating Scale, or UPDRS. Pimavanserin was safe and well tolerated in the study, with the frequency of adverse events generally similar in the pimavanserin and placebo arms.

While the -012 Study was adversely impacted by a larger than expected placebo response and did not meet its primary endpoint, signals of antipsychotic efficacy were consistently observed in the pimavanserin 40 mg study arm. These signals were most prominent in the United States portion of the study, which comprised nearly one-half of the patients in the study, and for which a group of independent, centralized raters were used to conduct the SAPS measurements. The signals of antipsychotic efficacy observed in the pimavanserin 40 mg arm also were supported by additional exploratory measures, including favorable outcomes in assessments of nighttime sleep and caregiver burden. Following our analyses of the -012 Study, we and Biovail decided to use the findings from the -012 Study together with those from a second Phase III Parkinson's disease psychosis trial, referred to as the -014 Study, when available, to arrive at an enhanced study design for use in a new Phase III trial. Because the -014 Study was testing 10 mg and 20 mg doses of pimavanserin, which were lower than the 40 mg dose for which we observed signals of antipsychotic efficacy in the -012 Study, we decided to conclude enrollment of the -014 Study early at a level of about 120 patients. We are continuing to prepare for the new Phase III Parkinson's disease psychosis trial, which we plan to conduct in North America. This Phase III trial will test a 40 mg dose of pimavanserin versus placebo, and will incorporate other changes related to the frequency and application of ratings and other study design elements. We expect to start this Phase III study around mid-2010. Meanwhile, we are continuing to conduct an open-label safety extension study consisting of patients who have completed either the -012 Study or the -014 Study and, in the opinion of their physician, may benefit from continued treatment with pimavanserin. Overall patient exposures in this safety extension study are equivalent to about 200 patient years and the longest individual exposure now exceeds two years in this study.

In 2006, we announced top-line results from a multi-center, double-blind, placebo-controlled Phase II clinical trial designed to evaluate the efficacy, safety, and tolerability of pimavanserin in 60 patients with Parkinson's disease psychosis. The trial met the primary endpoint, which was to demonstrate that administration of pimavanserin did not result in deterioration of the motoric function of these patients as measured by the UPDRS. Pimavanserin also showed antipsychotic effects in secondary endpoints using two different rating scales, including SAPS. Pimavanserin was safe and well tolerated in the study. In connection with this Phase II trial, we are continuing to conduct an open-label extension study, pursuant to which 24 patients with Parkinson's disease psychosis were treated with pimavanserin for at least one year, 12 of whom were treated for at least two years, and one of whom has now been treated for over five years.

Pimavanserin as an Adjunctive Therapy for Schizophrenia

Our collaborative partner, Biovail, has initiated a Phase III development program with pimavanserin as an adjunctive therapy for schizophrenia. By adding pimavanserin to a low dose of an antipsychotic drug such as risperidone, a commonly prescribed atypical antipsychotic drug, we believe that the optimal relationship between 5-HT2A blockade and partial dopamine receptor blockade can be achieved. Therefore, we believe that adjunctive therapy with pimavanserin may result in enhanced efficacy and fewer side effects relative to existing treatments, thereby providing an improved therapy for patients with schizophrenia and, potentially, related psychiatric disorders.

Biovail has announced that its currently plans to initiate a Phase III trial with pimavanserin as an adjunctive therapy for schizophrenia in mid-2010 after discussing development plans for this program with the FDA. This Phase III trial is designed to build on the results from our Phase II schizophrenia trial, which we reported in 2007. The Phase II trial was a multi-center, double-blind, placebo-controlled Phase II clinical trial designed to evaluate pimavanserin as an adjunctive therapy in patients with schizophrenia. The trial results showed several advantages of adjunctive therapy with pimavanserin and a 2mg, or low, dose of risperidone in patients with schizophrenia. First, a 20 mg dose of pimavanserin given adjunctively with the 2 mg dose of risperidone produced enhanced efficacy, comparable to that of a 6 mg, or standard, dose of risperidone. Second, the onset of antipsychotic action was accelerated after adjunctive therapy with pimavanserin as compared to either the low dose or the standard dose of risperidone alone. Third, adjunctive therapy with pimavanserin together with a low dose of risperidone demonstrated an improved side effect profile, including significantly less weight gain, compared to the standard dose of risperidone.

Pimavanserin as a Treatment for Alzheimer's Disease Psychosis

We currently are in Phase II development with pimavanserin as a treatment for Alzheimer's disease psychosis. We plan to initiate a Phase II feasibility study in this indication in the third quarter of 2010. Patients with Alzheimer's disease psychosis and Parkinson's disease psychosis share many common characteristics. They are typically elderly and frail, and often exhibit similar psychiatric symptoms associated with their underlying neurodegenerative disease. In preclinical models of Alzheimer's disease psychosis, we have shown that pimavanserin attenuates psychotic symptoms in those models. In addition, pimavanserin has been shown to positively interact with muscarinic agonists and cholinesterase inhibitors to enhance their pro-cognitive and antipsychotic actions in preclinical models. Because of its mechanism of action and the favorable safety profile observed to date in studies conducted in elderly patients with Parkinson's disease psychosis, we believe that pimavanserin also may be ideally suited to address the need for a new treatment for Alzheimer's disease psychosis that is safe, effective and well tolerated.

AGN-XX/YY

In collaboration with Allergan, we have discovered and are developing a new class of small molecule product candidates for the treatment of chronic pain. Our novel alpha adrenergic agonists provide pain relief in a range of preclinical models, without the side effects of current pain therapies, including sedation and cardiovascular and respiratory effects.

Allergan has conducted several Phase II trials in this program and has reported preliminary results from its Phase II program, including positive proof-of-concept in a visceral pain trial in patients that had hypersensitivity of the esophagus, and efficacy signals in two chronic pain trials in the areas of fibromyalgia and irritable bowel syndrome. Allergan has announced that it is currently seeking a partner for the further development of this program and for commercialization in areas predominantly served by general practitioners.

AC-262271

We have discovered and, in collaboration with Allergan, are developing AC-262271, a small molecule product candidate for the treatment of glaucoma. Using our proprietary drug discovery platform, we identified a subtype of the muscarinic receptors that controls intraocular pressure and discovered lead compounds that selectively activate this target. In preclinical models, AC-262271 has demonstrated a promising preclinical profile, including robust efficacy and a long duration of action. Allergan is currently conducting Phase I development with AC-262271.

AM-831

We have discovered and, in collaboration with Meiji Seika, are developing AM-831, a small molecule product candidate for the treatment of schizophrenia and related disorders. AM-831 was selected from a series of lead compounds that provide the potential for a new class of pro-cognitive antipsychotic drugs. These compounds combine muscarinic m1 agonism with actions on both dopamine and serotonin receptors. AM-831 has demonstrated robust effects in animal models of psychosis and pro-cognitive effects in animal models of cognition. We are in IND-track development with AM-831, where we are seeking to complete required development studies in preparation for future clinical trials. We intend to co-develop AM-831 in collaboration with Meiji Seika through completion of proof-of-concept clinical studies, at which point Meiji Seika will be solely responsible for continued development and commercialization in Asia and we plan to seek a strategic partner to pursue development and commercialization in the rest of the world.

Other Product Candidates

In addition to our four most advanced product candidates currently in development, we have used our proprietary drug discovery platform to discover additional product candidates. This includes our ER-beta program where we have discovered compounds that may possess anti-inflammatory and neuroprotective properties and may have the ability to slow down the progression of Parkinson's disease. Our current research studies of these ER-beta compounds are supported by a grant from the Michael J. Fox Foundation. Currently, our resources are focused on our most advanced product candidates, including pimavanserin, and we are not devoting significant resources to earlier-stage programs that are not directly funded. However, we may elect to pursue the development of additional product candidates in the future in partnerships or independently.

Our Drug Discovery Platform and Capabilities

Overview

All of our product candidates that are currently in clinical trials and earlier stages of discovery and development emanate from discoveries made using our proprietary drug discovery platform. We have demonstrated that our platform can be used to rapidly identify drug-like, small molecule chemistries for a wide range of drug targets. We believe that our expertise combined with our proprietary platform has allowed us to discover product candidates more efficiently than traditional approaches.

Our Drug Discovery Approach

Our drug discovery approach is designed to introduce chemistry at an early stage in the drug discovery process and enable selection of the most attractive, drug-like chemistries for desired targets that we validate with past clinical experience. A key to our discovery approach has been our set of proprietary functional test systems, or assays, that we developed for a large number of targets predominantly in the G-protein coupled receptor and nuclear receptor gene families. We believe that these gene families represent the most relevant and feasible targets for small molecule drug discovery focused on central nervous system indications. We have used our proprietary assays in conjunction with our proprietary receptor selection and amplification technology, a cellbased assay system which we refer to as R-SAT, to validate drug targets, and to discover novel small molecules that are specific for these targets.

Collaboration Agreements

We have established collaboration agreements with Biovail and Meiji Seika, three separate collaboration agreements with Allergan and a technology license agreement with Aventis to leverage our drug discovery platform and related assets, and to advance development of and commercialize selected product candidates. Our collaborations have typically included upfront payments at initiation of the collaboration, research support during the research term, if applicable, milestone payments upon successful completion of specified development objectives, and royalties based upon sales, if any, of drugs developed under the collaboration. Our current agreements are as follows:

Biovail

In May 2009, we entered into a collaboration agreement with Biovail to co-develop and commercialize pimavanserin for neurological and psychiatric indications in the United States and Canada. We have retained the rights to pimavanserin in the rest of the world. Under the agreement, we received an upfront cash payment of $30 million. We are eligible to receive additional payments, excluding royalties, of up to an aggregate of $365 million, including up to $160 million in potential milestone payments associated with the successful completion of clinical trials, regulatory submissions and approvals of pimavanserin for Parkinson's disease psychosis and Alzheimer's disease psychosis, subject to certain offsets for up to 50 percent of the costs of successful Parkinson's disease psychosis trials, up to $45 million in potential milestones should the parties successfully pursue a third indication, currently designated as schizophrenia, and up to $160 million in potential milestones if certain sales thresholds are met. We are also eligible to receive a 15 percent royalty on annual net sales of pimavanserin up to $100 million and a 20 percent royalty on annual net sales over $100 million. In addition to product royalties, we have the option to co-promote pimavanserin in the United States. Biovail is responsible for all future costs associated with the development, manufacturing, and commercialization of pimavanserin in all indications with the exception of specified Parkinson's disease psychosis study costs and of a planned Alzheimer's disease psychosis feasibility study, which will be funded by us. Our agreement with Biovail is subject to early termination upon specified events.

Allergan

In March 2003, we entered into a collaboration agreement with Allergan to discover, develop, and commercialize new therapeutics for ophthalmic and other indications. The agreement originally provided for a three-year research term, which has been extended by the parties through March 2010. As of December 31, 2009, we had received an aggregate of $16.4 million under the agreement, consisting of an upfront payment, and research funding and related fees. During the extended research term, Allergan is entitled to exclusively license specified chemistry and related assets for development and commercialization. If we grant Allergan such an exclusive license, we would be eligible to receive license fees and milestone payments upon the successful achievement of agreed upon clinical and regulatory objectives as well as royalties on future product sales, if any, worldwide. Assuming the license and successful development of a product in the area of eye care, we could receive up to approximately $13.5 million in aggregate license fees and milestone payments per product under the agreement, as well as royalties on future product sales worldwide, if any.

In July 1999, we entered into a collaboration agreement with Allergan to discover, develop and commercialize selective muscarinic drugs for the treatment of glaucoma based on our compounds. Under this agreement, we provided our chemistry and discovery expertise to enable Allergan to select a compound for development. We granted Allergan exclusive worldwide rights to commercialize products based on this compound for the treatment of ocular disease, which program is currently in Phase I development. As of December 31, 2009, we had received an aggregate of $9.4 million in payments under the agreement, consisting of upfront fees, research funding and milestone payments. We are eligible to receive additional milestone payments of up to $15 million in the aggregate as well as royalties on future product sales worldwide, if any. Allergan may terminate this agreement upon 90 days' notice. However, if terminated, Allergan's rights to the selected compound would revert to us.

In September 1997, we entered into a collaboration agreement with Allergan focused primarily on the discovery and development of new therapeutics for pain, which program is currently in Phase II development, and ophthalmic indications. This agreement was amended in conjunction with the execution and subsequent amendments of the March 2003 collaboration agreement, and provides for the continued development of product candidates for one target area. We are restricted from conducting competing research in that target area. Pursuant to the agreement, we granted Allergan exclusive worldwide rights to commercialize products resulting from the collaboration. We had received an aggregate of $10.5 million in research funding and milestone payments through December 31, 2009 under this agreement. We are eligible to receive additional milestone payments of up to $10.0 million in the aggregate as well as royalties on future product sales worldwide, if any. In connection with the execution of the collaboration agreement in 1997, Allergan made a $6.0 million equity investment in us.

The general terms of our collaboration agreements with Allergan continue until the later of the expiration of the last to expire patent covering a product licensed under the collaboration and at least 10 years from the date of first commercial sale of a product. In addition, each of our Allergan collaboration agreements includes a research term that is shorter but may be renewed if agreed to by the parties.

Meiji Seika Kaisha

In March 2009, we entered into a collaboration agreement with Meiji Seika to develop and commercialize a novel class of pro-cognitive drugs to treat patients with schizophrenia and related disorders in Japan and several other Asian countries. Under the agreement, we are eligible to receive up to $25 million in aggregate payments, including $3 million in license fees and up to $22 million in potential development and regulatory milestone payments, as well as royalties on product sales, if any, in the Asian territory. Meiji Seika also is responsible for the first $15 million of development expense and we and Meiji Seika will share remaining expenses through clinical proof-of-concept, subject to possible adjustment in the event we further license the program outside of the Asian territory. Meiji Seika is responsible for all costs associated with the development, manufacturing and commercialization of the product candidate in the Asian territory, and is eligible to share a portion of any product-related revenues received by us in the rest of the world. As of December 31, 2009, we had received an aggregate of $2.1 million in payments under the agreement, including $2 million in license fees. Our agreement with Meiji Seika is subject to early termination upon specified events.

Aventis

In July 2002, we entered into an agreement with Aventis under which we have licensed a portion of our technology for their use in a specified area that we are not pursuing presently.

Intellectual Property

We currently hold 36 issued U.S. patents and 184 issued foreign patents. All of these patents originated from us. In addition, we have 27 provisional and utility U.S. patent applications and 174 foreign patent applications.

Patents or other proprietary rights are an essential element of our business. Our strategy is to file patent applications in the United States and any other country that represents an important potential commercial market to us. In addition, we seek to protect our technology, inventions and improvements to inventions that are important to the development of our business. Our patent applications claim proprietary technology, including methods of screening and chemical synthetic methods, novel drug targets and novel compounds identified using our technology.

We also rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. We protect our trade secrets in part through confidentiality and proprietary information agreements. We have entered into a license agreement, dated as of November 30, 2006, for certain intellectual property rights from the Ipsen Group in order to expand and strengthen the intellectual property portfolio for our serotonin platform. We are a party to various other license agreements that give us rights to use certain technologies in our research and development.

Pimavanserin

Four U.S. patents have been issued to us that provide coverage for pimavanserin, comprising two that cover the compound generically and two that cover it specifically, including one that covers the use of pimavanserin for Parkinson's disease psychosis. The generic coverage expires in 2021. The pimavanserin specific patent and the Parkinson's disease psychosis treatment patent provide protection until at least 2026 and 2025, in each case, subject to possible extension pursuant to patent term adjustment requests. We have 32 issued foreign patents that generically cover pimavanserin, including patents in 26 European countries, Hong Kong, Mexico, New Zealand, Russia, Singapore and South Africa, which provide patent protection through 2024. We continue to prosecute patent applications directed to pimavanserin and to methods of treating various diseases using pimavanserin, either alone or in combination with other agents, worldwide.

AGN-XX/YY

We have not been issued, and are not pursuing, patents covering the compounds being pursued by Allergan under this collaboration as the compounds were discovered by Allergan.

AC-262271

We have two U.S. patents that have been issued to us providing coverage for the compounds covered by our collaboration with Allergan for the treatment of glaucoma. These U.S. patents will expire in 2023. We have 36 issued foreign patents and 16 pending foreign applications that cover these compounds. The issued foreign patents for this program will expire in 2022.

AM-831

Two U.S. patents have been issued to us that provide coverage for the compounds covered by our collaboration with Meiji Seika. These patents expire in 2024 and 2026. We have 34 issued foreign patents that cover these compounds, which provide protection through 2024.

Other Product Candidates

We have 16 issued U.S. patents and 27 issued foreign patents with claims for other product candidates that are at earlier stages of development.

Our Drug Discovery Platform

Our core R-SAT technology is protected by eight issued U.S. patents and 17 foreign patents. Our U.S. patents for R-SAT will expire over the range of 2013 to 2025. The foreign patents covering R-SAT will expire over the range of 2014 to 2024.

Competition

We face, and will continue to face, intense competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. We compete or will compete, as applicable, with existing and new products being developed by our competitors. Some of these competitors are pursuing the development of pharmaceuticals that target the same diseases and conditions that our research and development programs target. In each of our clinical programs, we intend to complete clinical trials designed to evaluate the potential advantages of our product candidates as compared to the current standard of care.

Even if we and our collaborators are successful in developing our product candidates, the resulting products would compete with a variety of established drugs in the areas of Parkinson's disease psychosis, schizophrenia, chronic pain, and glaucoma. For example, our potential product for the treatment of Parkinson's disease psychosis will compete with off-label use of antipsychotic drugs, including Seroquel, marketed by Astra-Zeneca, and clozapine, a generic drug.

Our potential products for the treatment of schizophrenia would compete with Zyprexa, marketed by Eli Lilly, Risperdal, marketed by Johnson & Johnson, Abilify, marketed jointly by Bristol-Myers Squibb and Otsuka Pharmaceutical, Seroquel, and clozapine. Our potential product for Alzheimer's disease psychosis would compete with off-label use of antipsychotic drugs.

Our potential products for the treatment of chronic pain would compete with Neurontin and Lyrica, each marketed by Pfizer, and Cymbalta, marketed by Eli Lilly, as well as with a variety of generic or proprietary opioids. Currently, the leading drugs approved for chronic pain indications include Lyrica, the successor to Neurontin, and Cymbalta. Lyrica had worldwide sales of $2.8 billion in 2009. Cymbalta, indicated for treatment of diabetic peripheral neuropathic pain as well as treatment of major depressive disorder, had worldwide sales of $3.1 billion in 2009.

Our potential products for the treatment of glaucoma would compete with Xalatan, marketed by Pfizer, and Lumigan and Alphagan, marketed by Allergan. Xalatan is the leading drug for glaucoma treatment and had worldwide sales in excess of $1.7 billion in 2009.

In addition, the companies described above and other competitors may have a variety of drugs in development or awaiting FDA approval that could reach the market and become established before we have a product to sell. Our competitors may also develop alternative therapies that could further limit the market for any drugs that we may develop. Some of our competitors are using functional genomics technologies or other methods to identify and validate drug targets and to discover novel small molecule drugs. Many of our competitors and their collaborators have significantly greater experience than we do in the following:

- identifying and validating targets;
- screening compounds against targets;
- preclinical and clinical trials of potential pharmaceutical products; and
- obtaining FDA and other regulatory clearances.

In addition, many of our competitors and their collaborators have substantially greater advantages in the following areas:

- capital resources;
- research and development resources;
- manufacturing capabilities; and
- sales and marketing.

Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of our competitors have products that have been approved or are in advanced development. We face competition from other companies, academic institutions, governmental agencies and other public and private research organizations for collaborative arrangements with pharmaceutical and biotechnology companies, in recruiting and retaining highly qualified scientific and management personnel and for licenses to additional technologies. Our competitors, either alone or with their collaborators, may succeed in developing technologies or drugs that are more effective, safer, and more affordable or more easily administered than ours and may achieve patent protection or commercialize drugs sooner than us. Developments by others may render our product candidates or our technologies obsolete. Our failure to compete effectively could have a material adverse affect on our business.

Government Regulation

The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Before marketing in the United States, any new drug developed by us must undergo rigorous preclinical testing, clinical trials and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug, and Cosmetic Act, as amended. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. None of our product candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain.

In the United States, product candidates are tested in animals until adequate proof of safety is established. Clinical trials for new product candidates are typically conducted in three sequential phases that may overlap. Phase I trials involve the initial introduction of the product candidate into healthy human volunteers. The emphasis of Phase I trials is on testing for safety or adverse effects, dosage, tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the compound for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of effectiveness and is found to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. Before commencing clinical investigations in humans, we or our collaborators must submit to the FDA an Investigational New Drug Application, or IND.

Regulatory authorities may require additional data before allowing the clinical studies to commence or proceed from one phase to another, and could demand that the studies be discontinued or suspended at any time if there are significant safety issues. We have in the past and may in the future rely on some of our collaborators to file INDs and generally direct the regulatory approval process for many of our potential products. Clinical testing must also meet requirements for clinical trial registration, institutional review board oversight, informed consent, health information privacy, and good clinical practices.

To establish a new product candidate's safety and efficacy, the FDA requires companies seeking approval to market a drug product to submit extensive preclinical and clinical data, along with other information, for each indication. The data and information are submitted to the FDA in the form of a New Drug Application, or NDA. Generating the required data and information for an NDA takes many years and requires the expenditure of substantial resources. Information generated in this process is susceptible to varying interpretations that could delay, limit or prevent regulatory approval at any stage of the process. The failure to demonstrate adequately the quality, safety and efficacy of a product candidate under development would delay or prevent regulatory approval of the product candidate. We cannot assure you that, even if clinical trials are completed, either our collaborators or we will submit applications for required authorizations to manufacture and/or market potential products or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all. Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually given an internal administrative review within 60 days following submission of the NDA. If deemed sufficiently complete to permit a substantive review, the FDA will "file" the NDA. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established internal goals of six months for priority review for NDAs that cover product candidates that offer major advances in treatment or provide a treatment where no adequate therapy exists, and 10 months for the standard review of non-priority NDAs. However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, may not be an actual approval but a "response letter" that describes additional work that must be done before the NDA can be approved. The FDA's review of an NDA may involve review and recommendations by an independent FDA advisory committee.

Before receiving FDA approval to market a potential product, we or our collaborators must demonstrate through adequate and well-controlled clinical studies that the potential product is safe and effective on the patient population that will be treated. If regulatory approval of a potential product is granted, this approval will be limited to those disease states and conditions for which the product is approved. Marketing or promoting a drug for an unapproved indication is generally prohibited. Furthermore, FDA approval may entail ongoing requirements for risk management, including post-marketing studies. Even if approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continuing review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including labeling changes, warning letters, costly recalls or withdrawal of the product from the market.

Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level at any time in the course of studies in animals designed to identify unacceptable effects of a product candidate, known as toxicological studies, or during clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our product candidates. Further, such unacceptable toxicity or side effects could ultimately prevent a potential product's approval by the FDA or foreign regulatory authorities for any or all targeted indications or limit any labeling claims, even if the product is approved.

We and our collaborators and contract manufacturers also are required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our potential products. The FDA may conclude that we or our collaborators or contract manufacturers are not in compliance with applicable good manufacturing practice requirements and other FDA regulatory requirements.

If the product is approved, we must also comply with post-marketing requirements, including, but not limited to, compliance with the Prescription Drug Marketing Act, anti-fraud and abuse laws, and post-marketing safety surveillance. In addition, we are subject to state regulation including, but not limited to, implementation of corporate compliance programs and gift reporting to healthcare professionals.

Outside of the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA marketing approval discussed above.

Drugs for Serious or Life-Threatening Illnesses

The Federal Food, Drug and Cosmetic Act, as amended, and FDA regulations provide certain mechanisms for the accelerated "Fast Track" approval of potential products intended to treat serious or life-threatening illnesses which have been studied for safety and effectiveness and which demonstrate the potential to address unmet medical needs. These procedures permit early consultation and commitment from the FDA regarding the preclinical and clinical studies necessary to gain marketing approval. Provisions of this regulatory framework also permit, in certain cases, NDAs to be approved on the basis of valid surrogate markers of product effectiveness, thus accelerating the normal approval process. Certain potential products employing our technology might qualify for this accelerated regulatory procedure. Even if the FDA agrees that these potential products qualify for accelerated approval procedures, the FDA may deny approval of our drugs or may require that additional studies be required before approval. The FDA may also require us to perform post-approval, or Phase IV, studies as a condition of such early approval. In addition, the FDA may impose restrictions on distribution and/or promotion in connection with any accelerated approval, and may withdraw approval if post-approval studies do not confirm the intended clinical benefit or safety of the potential product.

Other U.S. Regulatory Requirements

In the United States, the research, manufacturing, distribution, sale, and promotion of drug products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health & Human Services, including, for example, the Office of Inspector General, and state and local governments. For example, if a drug product is reimbursed by Medicare, Medicaid or other federal or state health care programs, sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, and similar state laws. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Medicare Prescription Drug Improvement and Modernization Act of 2003. Additionally, future healthcare reform measures, including those currently under consideration by the federal government, could impose further controls over prescription drugs, including pricing restrictions. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Marketing, Sales and Distribution

We currently have no marketing, sales or distribution capabilities. In order to commercialize any of our product candidates, we must develop these capabilities internally or through collaboration with third parties. In selected therapeutic areas where we feel that our product candidates can be commercialized by a specialty sales force that calls on a limited and focused group of physicians, we plan to participate in the commercialization of our product candidates. In therapeutic areas that require a large sales force selling to a large and diverse prescribing population, we plan to partner our product candidates for commercialization.

Manufacturing

We outsource and plan to continue to outsource manufacturing responsibilities for our existing and future product candidates for development and commercial purposes. The production of pimavanserin employs small molecule synthetic organic chemistry procedures that are standard in the pharmaceutical industry. Our collaboration agreements provide for our partners to arrange for the production of our product candidates for use in clinical trials and potential commercialization.

Employees

At December 31, 2009, we had 27 employees, of whom 13 hold Ph.D. or other advanced degrees. Of our total workforce, 16 are engaged in research and development activities and 11 are engaged in executive, finance, and administration. A small portion of our employees are located in Sweden. None of our employees is represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Research and Development Expenses

Our research and development expenses were $41.6 million in 2009, $56.8 million in 2008, and $57.9 million in 2007.

Long-Lived Assets

Information regarding long-lived assets by geographic area is as follows:

	As of December 31,		
	2009	2008	2007
		(in thousands)	
United States	$ 738	$1,537	$ 2090
Europe	324	566	958
Total	$1,062	$2,103	$3,048

Item 1A. *Risk Factors.*

You should consider carefully the following information about the risks described below, together with the other information contained in this Annual Report and in our other public filings in evaluating our business. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

Risks Related to Our Business

We expect our net losses to continue for at least several years and are unable to predict the extent of future losses or when we will become profitable, if ever.

We have experienced significant net losses since our inception. As of December 31, 2009, we had an accumulated deficit of approximately $339.2 million. We expect our annual net losses to continue over the next several years as we advance our programs and incur significant clinical development costs.

We have not received, and do not expect to receive for at least the next several years, any revenues from the commercialization of our product candidates. Substantially all of our revenues for the year ended December 31, 2009 were from our collaborations with Biovail and Allergan as well as our agreements with Meiji Seika and other parties. We anticipate that collaborations, which provide us with research funding and potential milestone payments and royalties, will continue to be our primary source of revenues for the next several years. We cannot be certain that the milestones required to trigger payments under our existing collaborations will be reached or that we will secure additional collaboration agreements. To obtain revenues from our product candidates, we must succeed, either alone or with others, in developing, obtaining regulatory approval for, and manufacturing and marketing drugs with significant market potential. We may never succeed in these activities, and may never generate revenues that are significant enough to achieve profitability.

We depend on collaborations with third parties to develop and commercialize selected product candidates and to provide substantially all of our revenues.

A key aspect of our strategy is to selectively enter into collaborations with third parties. We currently rely, and will continue to rely, on our collaborators for financial resources and for development, regulatory, and commercialization expertise for selected product candidates. The ongoing research term of our agreements with Allergan will end in March 2010 and, other than $1 million in licensing fees expected to be received under our agreement with Meiji Seika, additional payments (other than reimbursements) from our agreements with Biovail, Allergan, and Meiji Seika are dependent on successful advancement of our applicable product candidates. There is no guarantee that revenues from our collaborations will continue at current or past levels. Given the current economic environment, it is possible that our existing collaborators may elect to reduce their external spending.

Our collaborators may fail to develop or effectively commercialize products using our product candidates or technologies because they:

- do not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as limited cash or human resources or a change in strategic focus;
- decide to pursue a competitive product developed outside of the collaboration; or
- cannot obtain the necessary regulatory approvals.

For example, Allergan has announced that it is seeking a partner for further development and commercialization of drug candidates in our chronic pain program. If Allergan is unable to successfully partner this program, it may elect to not pursue further development. In addition, any partner that Allergan does identify may devote substantially less resources than Allergan has devoted to our chronic pain program to date.

Each of Biovail, Meiji Seika and Allergan can terminate our existing collaborations under specific circumstances, including in some cases the right to terminate without cause upon prior notice. We may not be able to renew our existing collaborations on acceptable terms, if at all. We also face competition in our search for new collaborators. Given the current economic environment, it is possible that competition for new collaborators may increase. If we are unable to renew any existing collaboration of find new collaborations, we may not be able to continue advancing our partnered programs by ourself.

Our most advanced product candidates are in clinical trials, which are long, expensive and unpredictable, and there is a high risk of failure.

Preclinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to delays. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a drug, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials.

Our drug development programs are at various stages of development and the historical rate of failures for product candidates is extremely high. In fact, we recently had an unsuccessful Phase III trial with our product candidate, pimavanserin. We expect to start a new Phase III trial with pimavanserin for the treatment of Parkinson's disease psychosis around mid-2010 and have announced plans with Biovail to pursue a trial with pimavanserin for adjunctive therapy in schizophrenia commencing in mid-2010 and a trial for Alzheimer's disease psychosis commencing in the third quarter of 2010. An unfavorable outcome in one or more studies with pimavanserin would be a major set-back for the program, our collaboration with Biovail and for our company, generally. In particular, given the current conditions in the financial markets, an unfavorable outcome in one or more of these indications may require us to delay, reduce the scope of, or eliminate this program and could have a material adverse effect on our company and the value of our common stock. In addition, if the new Phase III trial planned for pimavanserin in Parkinson's disease psychosis does not meet its primary endpoint, then we would be obligated to reimburse Biovail 50 percent of the costs of such trial, which could be significant. In addition to our pimavanserin programs, we also have clinical programs in collaboration with Allergan for the treatment of chronic pain and glaucoma, which are in Phase II and Phase I development, respectively.

In connection with clinical trials, we face risks that:

- a product candidate may not prove to be efficacious;
- patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;
- the results may not confirm the positive results of earlier trials; and
- the results may not meet the level of statistical significance required by the U.S. Food and Drug Administration, or FDA, or other regulatory agencies.

If we do not successfully complete preclinical and clinical development, we will be unable to market and sell products derived from our product candidates and to generate product revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before a new drug application, or NDA, may be submitted to the FDA. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization.

Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay our ability to generate product revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

- demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;
- reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;
- manufacturing sufficient quantities of a product candidate;
- obtaining approval of an Investigational New Drug Application, or IND, from the FDA;
- obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site; and
- patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

- ongoing discussions with regulatory authorities regarding the scope or design of our clinical trials or requests by them for supplemental information with respect to our clinical trial results;
- failure to conduct clinical trials in accordance with regulatory requirements;
- lower than anticipated retention rate of patients in clinical trials;
- serious adverse events or side effects experienced by participants; and
- insufficient supply or deficient quality of product candidates or other materials necessary for the conduct of our clinical trials.

Many of these factors may also ultimately lead to denial of regulatory approval of a current or potential product candidate. If we experience delays, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop products.

We have consumed substantial amounts of capital since our inception. Our cash and investment securities totaled approximately $47.1 million at December 31, 2009. We believe our existing cash resources and anticipated payments from our collaborations will be sufficient to fund our cash requirements through December 31, 2011. However, we will require significant additional financing in the future to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

- progress in, and the costs of, our preclinical studies and clinical trials and other research and development programs;
- the scope, prioritization and number of our research and development programs;
- the ability of our collaborators and us to reach the milestones, and other events or developments, triggering payments under our collaboration agreements or to otherwise make payments under these agreements;
- the extent to which we are obligated to reimburse our collaborators or our collaborators are obligated to reimburse us for clinical trial costs under our collaboration agreements;
- the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
- the costs of securing manufacturing arrangements for clinical or commercial production;
- the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory clearances to market our product candidates; and
- the costs associated with litigation.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through our existing cash, cash equivalents and investment securities, strategic collaborations, private or public sales of our securities, debt financings, or by licensing all or a portion of our product candidates or technology. Turmoil in the financial markets has adversely affected the market capitalizations of many biotechnology companies, including us, and generally made equity and debt financing more difficult to obtain. This, coupled with other factors, may limit our access to additional financing over the near-term future. This could have a material adverse effect on our ability to access sufficient funding, including pursuant to our Committed Equity Financing Facility, or CEFF, or from other sources. Specifically, we will not be able to raise money under the CEFF if the average price of our common stock is below the minimum share price of $1.50. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. Additional funding, if obtained, may significantly dilute existing stockholders, including any funds that may be raised under the CEFF.

Our Committed Equity Financing Facility may not be available to us if we elect to make a draw down, may require us to make additional "blackout" or other payments to Kingsbridge Capital Limited and may result in dilution to our stockholders.

Pursuant to the CEFF, Kingsbridge committed to purchase up to the lesser of $60 million or up to approximately 7 million shares of our common stock over a three-year period. To date, we have sold approximately 785,000 shares of our common stock for proceeds of $1.2 million under the CEFF. Kingsbridge will not be obligated to purchase shares under the CEFF unless specified conditions are met, which include a minimum price of $1.50 for our common stock, the effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF, and customary other conditions, such as accuracy of representations and warranties and compliance with applicable laws. Kingsbridge is permitted to terminate the CEFF under certain circumstances. If we are unable to access funds through the CEFF or Kingsbridge terminates the CEFF, we may be unable to access capital on favorable terms or at all.

In connection with the CEFF, we filed a registration statement with the SEC to register the resale of shares of our common stock that may be issued pursuant to the CEFF or upon exercise of the warrant we issued to Kingsbridge in connection with establishing the CEFF. This registration statement was declared effective by the SEC on September 23, 2008. We are entitled, in certain circumstances, to deliver a "blackout" notice to Kingsbridge to suspend the use of the prospectus, which is a part of such registration statement, and prohibit Kingsbridge from selling shares under that prospectus for a certain period of time. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement covering the resale of the shares of common stock to be issued in connection with the CEFF is not effective in circumstances not permitted by our registration rights agreement with Kingsbridge, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of a specified number of shares held by Kingsbridge immediately prior to the blackout period and the change in the market price of our common stock during the period in which the use of the resale registration statement is suspended. If the trading price of our common stock declines during a suspension of the resale registration statement, the blackout or other payment could be significant.

If we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of any blackout payment, it will have a dilutive effect on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down amounts under the CEFF, we will issue shares to Kingsbridge at a discount of up to 12% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price.

If we do not realize the expected benefits from the restructuring that we announced in October 2009, our operating results and financial conditions would be negatively impacted.

In October 2009, we implemented a restructuring designed to streamline our operations, reduce our internal operating expenses, and extend our cash runway. If we are unable to realize the expected operational efficiencies from our restructuring, our operating results and financial condition would be adversely affected. We cannot guarantee that we will not have to undertake additional restructuring activities, that any of our restructuring efforts will be successful, or that we will be able to realize the cost savings and other anticipated benefits from this restructuring.

If conflicts arise with our collaborators, they may act in their self interests, which may be adverse to our interests.

Conflicts may arise in our collaborations due to one or more of the following:

- disputes or breaches with respect to payments that we believe are due under the applicable agreements, particularly in the current economic environment when companies, including large established ones, may be seeking to reduce external payments;
- disputes on strategy as to what development or commercialization activities should be pursued under the applicable agreements;

- disputes as to the responsibility for conducting development and commercialization activities pursuant to the applicable collaboration, including the payment of costs related thereto;
- disagreements with respect to ownership of intellectual property rights;
- unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;
- delay of a collaborator's development or commercialization efforts with respect to our product candidates; or
- termination or non-renewal of the collaboration.

Conflicts arising with our collaborators could impair the progress of our product candidates, harm our reputation, result in a loss of revenues, reduce our cash position, and cause a decline in our stock price.

In addition, in our collaborations, we generally have agreed not to conduct independently, or with any third party, any research that is directly competitive with the research conducted under the applicable program. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by our collaborators or to which our collaborators have rights, may result in the allocation of resources by our competitors to competing products and their withdrawal of support for our product candidates or may otherwise result in lower demand for our potential products.

We have collaborations with Allergan for the development of product candidates related to chronic pain and ophthalmic diseases, including glaucoma. Allergan currently markets therapeutic products to treat glaucoma and is engaged in other research programs related to glaucoma and other ophthalmic products that are independent from our development program in this therapeutic area. Allergan is also pursuing other research programs related to pain management that are independent from our collaboration in this therapeutic area.

Our collaboration with Meiji Seika is initially focused on the advancement of precognitive drugs, or PCAPs, as a treatment for schizophrenia and related disorders. While Meiji Seika has rights to the PCAPs in the Asian territory, we have the right to pursue them, alone or with a partner, in the rest of the world. Under our collaboration for pimavanserin, Biovail has licensed the rights to Canada and the United States for the treatment of Parkinson's disease psychosis, Alzheimer's disease psychosis and other neurological and psychiatric conditions, which include schizophrenia. We have retained the rights to pimavanserin for the rest of the world. It is possible that the product candidates being developed under these programs could compete with each other. In addition, Biovail's strategy is to pursue the commercialization of product candidates for central nervous system indications that are independent of our efforts to develop and commercialize pimavanserin.

We rely on third parties to conduct our clinical trials and perform data collection and analysis, which may result in costs and delays that prevent us from successfully commercializing product candidates.

Although we design and manage our current preclinical studies and clinical trials, we currently do not have the ability to conduct clinical trials for our product candidates on our own. In addition to our collaborators, we rely on contract research organizations, medical institutions, clinical investigators, and contract laboratories to perform data collection and analysis and other aspects of our clinical trials. In addition, we also rely on third parties to assist with our preclinical studies, including studies regarding biological activity, safety, absorption, metabolism, and excretion of product candidates.

Our preclinical activities or clinical trials may be delayed, suspended, or terminated if:

- these third parties do not successfully carry out their contractual duties or fail to meet regulatory obligations or expected deadlines;

- these third parties need to be replaced; or
- the quality or accuracy of the data obtained by these third parties is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons.

Failure to perform by these third parties may increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of our product candidates. We currently use several contract research organizations to perform services for our preclinical studies and clinical trials. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without delays or additional expenditures.

Even if we or our collaborators successfully complete the clinical trials of product candidates, the product candidates may fail for other reasons.

Even if we or our collaborators successfully complete the clinical trials of product candidates, the product candidates may fail for other reasons, including the possibility that the product candidates will:

- fail to receive the regulatory clearances required to market them as drugs;
- be subject to proprietary rights held by others requiring the negotiation of a license agreement prior to marketing;
- be difficult or expensive to manufacture on a commercial scale;
- have adverse side effects that make their use less desirable; or
- fail to compete with product candidates or other treatments commercialized by competitors.

Our product candidates may not gain acceptance among physicians, patients, and the medical community, thereby limiting our potential to generate revenues.

Even if our product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals and third-party payors, and our profitability and growth will depend on a number of factors, including:

- the ability to provide acceptable evidence of safety and efficacy;
- relative convenience and ease of administration;
- the prevalence and severity of any adverse side effects;
- availability of alternative treatments;
- pricing and cost effectiveness, which may be subject to regulatory control;
- effectiveness of our or our collaborators' sales and marketing strategy; and
- our ability to obtain sufficient third-party insurance coverage or reimbursement.

If any product candidate that we discover and/or develop does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product will not achieve market acceptance and we will not generate sufficient revenues to achieve or maintain profitability.

If we are unable to attract, retain, and motivate key management and scientific staff, our drug development programs and our research and discovery efforts may be delayed and we may be unable to successfully develop or commercialize our product candidates.

Our success depends on our ability to attract, retain, and motivate highly qualified management and scientific personnel. In particular, our development programs depend on our ability to attract and retain highly skilled development personnel, especially in the fields of central nervous system disorders, including neuropsychiatric and related disorders. In the future, we may need to hire additional personnel if we expand our research and development efforts from our current levels. We face competition for experienced scientists, clinical operations personnel, and other technical personnel from numerous companies and academic and other research institutions. Competition for qualified personnel is particularly intense in the San Diego, California area. If we are unable to attract and retain the necessary personnel, this will significantly impede the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion.

All of our U.S. employees are "at will" employees, which means that any employee may quit at any time and we may terminate any employee at any time. We do not carry "key person" insurance covering members of senior management.

We do not know whether our drug discovery platform will lead to the discovery or development of commercially viable product candidates.

Our drug discovery platform uses new and unproven methods to identify and develop product candidates. We have never successfully completed clinical development of any of our product candidates, and there are no drugs on the market that have been discovered using our drug discovery platform.

Our research and development focuses on small molecule drugs for the treatment of central nervous system disorders. Due to our limited resources, we may have to forego potential opportunities with respect to discovering product candidates to treat diseases or conditions in other therapeutic areas. If we are not able to use our technologies to discover and develop product candidates that can be commercialized, we may not achieve profitability. In the future, we may find it necessary to license the technology of others or acquire additional product candidates to augment the results of our internal discovery activities. If we are unable to identify new product candidates using our drug discovery platform, we may be unable to establish or maintain a clinical development pipeline or generate product revenues.

We may not be able to continue or fully exploit our collaborations with outside scientific and clinical advisors, which could impair the progress of our clinical trials and our research and development efforts.

We work with scientific and clinical advisors at academic and other institutions who are experts in the field of central nervous system disorders. They assist us in our research and development efforts and advise us with respect to our clinical trials. These advisors are not our employees and may have other commitments that would limit their future availability to us. Although our scientific and clinical advisors generally agree not to engage in competing work, if a conflict of interest arises between their work for us and their work for another entity, we may lose their services, which may impair our reputation in the industry and delay the development or commercialization of our product candidates.

We will need to transition our organization in connection with our most recent restructuring, and we may encounter difficulties managing this transition, which could adversely affect our results of operations.

We will need to effectively manage our operations and facilities in order to advance our drug development programs, including those covered by our collaborations with Biovail and Meiji Seika, achieve milestones under our collaboration agreements, facilitate additional collaborations, and pursue other development activities. Following our most recent restructuring, it is possible that our infrastructure may be inadequate to support our future efforts and growth. To manage our transition, we will be required to continue to improve our operational, financial and management controls, and reporting systems and procedures. In addition, we may have to develop internal sales, marketing, and distribution capabilities if we decide to market any drug that we may successfully develop. We may not successfully manage the transition of our operations and, accordingly, may not achieve our research, development, and commercialization goals.

We face financial and administrative challenges in coordinating the operations of our European activities with our activities in California, which could have an adverse impact on our operations.

Our principal executive offices are located in San Diego and we also have a subsidiary, ACADIA Pharmaceuticals AB, located in Malmö, Sweden that employed a small percentage of our total personnel as of December 31, 2009. The additional administrative expense required to coordinate activities in both Europe and California could divert management resources from other important endeavors and, in turn, delay our development and commercialization efforts. In addition, currency fluctuations involving our Swedish operations may cause foreign currency gains and losses. These exchange-rate fluctuations could have a negative effect on our operations. We do not engage in currency hedging transactions.

We expect that our results of operations will fluctuate, which may make it difficult to predict our future performance from period to period.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. Some of the factors that could cause our operating results to fluctuate from period to period include:

- the status of development of pimavanserin and our other product candidates, including compounds being developed under our collaborations;
- whether we generate revenues or reimbursements by achieving specified research, development or commercialization milestones under any agreements or otherwise receive potential payments under these agreements;
- whether we are required to make payments due to achieving specified milestones under any licensing or similar agreements or otherwise make potential payments under these agreements;
- the incurrence of preclinical or clinical expenses that could fluctuate significantly from period to period, including reimbursement obligations pursuant to our collaboration agreements;
- the initiation, termination, or reduction in the scope of our collaborations or any disputes regarding these collaborations;
- the timing of our satisfaction of applicable regulatory requirements;
- the rate of expansion of our clinical development and other internal research and development efforts;
- the effect of competing technologies and products and market developments;
- the costs and benefits associated with our restructuring;
- the costs associated with litigation; and
- general and industry-specific economic conditions.

We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as indications of our future performance.

Relying on third-party manufacturers may result in delays in our clinical trials and product introductions.

We have no manufacturing facilities and have no experience in the manufacturing of drugs or in designing drug-manufacturing processes. We have contracted with third-party manufacturers to produce, in collaboration with us, our product candidates for clinical trials. If any of our product candidates are approved by the FDA or other regulatory agencies for commercial sale, we may need to contract with a third party to manufacture them in larger quantities. We currently use third-party manufacturers to produce clinical supplies of our compounds for us, including pimavanserin. While we believe that there are alternative sources available to manufacture our product candidates, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without delays or additional expenditures. We cannot estimate these delays or costs with certainty but, if they were to occur, they could cause a delay in our development and commercialization efforts.

The manufacturers of our product candidates are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in clinical trials or in obtaining regulatory approval of product candidates or the ultimate launch of products based on our product candidates into the market. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions, and criminal prosecutions.

Our management has broad discretion over the use of our cash and we may not use our cash effectively, which could adversely affect our results of operations.

Our management has significant flexibility in applying our cash resources and could use these resources for corporate purposes that do not increase our market value, or in ways with which our stockholders may not agree. We may use our cash resources for corporate purposes that do not yield a significant return or any return at all for our stockholders, which may cause our stock price to decline.

We have incurred, and expect to continue to incur, significant costs as a result of laws and regulations relating to corporate governance and other matters.

Laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or SOX, and rules adopted or proposed by the SEC and by The Nasdaq Global Market, have resulted in, and will continue to result in, significant costs to us as we evaluate the implications of these rules and respond to their requirements. We issued an evaluation of our internal control over financial reporting under Section 404 of SOX with our Annual Report. In the future, if we are not able to issue an evaluation of our internal control over financial reporting as required or we or our independent registered public accounting firm determine that our internal control over financial reporting is not effective, this shortcoming could have an adverse effect on our business and financial results and the price of our common stock could be negatively affected. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the coverage that is the same or similar to our current coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees, and as our executive officers. We cannot predict or estimate the total amount of the costs we may incur or the timing of such costs to comply with these rules and regulations.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial, and related capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

If we engage in any acquisition, we will incur a variety of costs and may never realize the anticipated benefits of the acquisition.

We may attempt to acquire businesses, technologies, services, or products or license in technologies that we believe are a strategic fit with our business. We have limited experience in identifying acquisition targets, successfully completing proposed acquisitions and integrating any acquired businesses, technologies, services or products into our current infrastructure. The process of integrating any acquired business, technology, service, or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. As a result, we will incur a variety of costs in connection with an acquisition and may never realize its anticipated benefits.

Earthquake or fire damage to our facilities could delay our research and development efforts and adversely affect our business.

Our headquarters and research and development facilities in San Diego are located in a seismic zone, and there is the possibility of an earthquake, which could be disruptive to our operations and result in delays in our research and development efforts. In addition, while our facilities have not been adversely impacted by local wildfires, there is the possibility of future fires in the area. In the event of an earthquake or fire, if our facilities or the equipment in our facilities is significantly damaged or destroyed for any reason, we may not be able to rebuild or relocate our facilities or replace any damaged equipment in a timely manner and our business, financial condition, and results of operations could be materially and adversely affected. We do not have insurance for damages resulting from earthquakes. While we do have fire insurance for our property and equipment located in San Diego, any damage sustained in a fire could cause a delay in our research and development efforts and our results of operations could be materially and adversely affected.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and technologies and their uses, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, proprietary technologies, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Although we have filed numerous patent applications worldwide with respect to pimavanserin, we have been issued only a limited number of patents with respect to these filings.

Our ability to obtain patent protection for our product candidates and technologies is uncertain due to a number of factors, including:

- we may not have been the first to make the inventions covered by our pending patent applications or issued patents;
- we may not have been the first to file patent applications for our product candidates or the technologies we rely upon;
- others may independently develop similar or alternative technologies or duplicate any of our technologies;
- our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
- any or all of our pending patent applications may not result in issued patents;
- we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;
- any patents issued to us or our collaborators may not provide a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;
- our proprietary technologies may not be patentable;

- others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or
- others may identify prior art which could invalidate our patents.

Even if we have or obtain patents covering our product candidates or technologies, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others have or may have filed, and in the future are likely to file, patent applications covering compounds, assays, genes, gene products or therapeutic products that are similar or identical to ours. There are many issued U.S. and foreign patents relating to genes, nucleic acids, polypeptides, chemical compounds or therapeutic products, and some of these may encompass reagents utilized in the identification of candidate drug compounds or compounds that we desire to commercialize. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of central nervous system disorders and the other fields in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us.

We regularly conduct searches to identify patents or patent applications that may prevent us from obtaining patent protection for our proprietary compounds or that could limit the rights we have claimed in our patents and patent applications. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult to determine how such disputes would be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid, we will lose the ability to exclude others from making, using or selling the inventions claimed therein.

Some of our academic institutional licensors, research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. Additionally, employees whose positions were eliminated in connection with restructurings may seek future employment with our competitors. Although each of our employees is required to sign a confidentiality agreement with us at the time of hire, we cannot guarantee that the confidential nature of our proprietary information will be maintained in the course of such future employment. In addition, technology that we may license in may become important to some aspects of our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

Because we operate in the highly technical field of drug discovery and development of small molecule drugs, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position. In addition, we have not entered into any noncompete agreements with any of our employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in our industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. In particular, there are many patents relating to specific genes, nucleic acids, polypeptides or the uses thereof to identify product candidates. Some of these may encompass genes or polypeptides that we utilize in our drug development activities. If our drug development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented genes or polypeptides for the identification or development of drug compounds. There are also many patents relating to chemical compounds and the uses thereof. If our compounds are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from making, using or selling the patented compounds. We may need to resort to litigation to enforce a patent issued to us, protect our trade secrets or determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to:

- payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights;
- injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or
- we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, we could be prevented from commercializing current or future products.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. For example, some of our patent applications will cover gene sequences and products and the uses of those gene sequences and products. Public disclosures and patent applications related to the Human Genome Project and other genomics efforts may limit the scope of our claims or make unpatentable subsequent patent applications. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. The United States Patent and Trademark Office's standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the United States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans and, in these countries, patent protection may not be available at all to protect our product candidates. In addition, U.S. patent laws may change which could prevent or limit us from filing patent applications or patent claims to protect our products and/or technologies.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, we could lose our competitive advantage and competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to Our Industry

We will be subject to stringent regulation in connection with the marketing of any products derived from our product candidates, which could delay the development and commercialization of our products.

The pharmaceutical industry is subject to stringent regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Neither we nor our collaborators can market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product, and requires substantial resources. Even if regulatory approval is obtained, it may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, and/or marketing of such products, and requirements for post-approval studies, including additional research and development and clinical trials. These limitations may limit the size of the market for the product or result in the incurrence of additional costs. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular product candidate.

Outside the United States, the ability to market a product is contingent upon receiving approval from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing, and reimbursement vary widely from country to country. Only after the appropriate regulatory authority is satisfied that adequate evidence of safety, quality, and efficacy has been presented will it grant a marketing authorization. Approval by the FDA does not automatically lead to the approval by regulatory authorities outside the United States and, similarly, approval by regulatory authorities outside the United States will not automatically lead to FDA approval.

In addition, U.S. and foreign government regulations control access to and use of some human or other tissue samples in our research and development efforts. U.S. and foreign government agencies may also impose restrictions on the use of data derived from human or other tissue samples. Accordingly, if we fail to comply with these regulations and restrictions, the commercialization of our product candidates may be delayed or suspended, which may delay or impede our ability to generate product revenues.

If our competitors develop and market products that are more effective than our product candidates, they may reduce or eliminate our commercial opportunity.

Competition in the pharmaceutical and biotechnology industries is intense and expected to increase. We face competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. Some of these competitors have products or are pursuing the development of drugs that target the same diseases and conditions that are the focus of our drug development programs.

For example, our potential product for Parkinson's disease psychosis would compete with off-label use of antipsychotic drugs, including Seroquel, marketed by Astra-Zeneca, and with the generic drug clozapine. Our potential products for the treatment of schizophrenia would compete with Zyprexa, marketed by Eli Lilly, Fanapt to be marketed by Novartis Pharmaceuticals, Risperdal, marketed by Johnson & Johnson, Abilify, marketed jointly by Bristol-Myers Squibb and Otsuka Pharmaceutical, Seroquel, and clozapine. Our potential product for Alzheimer's disease psychosis would compete with off-label use of antipsychotic drugs. In the area of chronic pain, potential products would compete with Neurontin and Lyrica, marketed by Pfizer, and Cymbalta, marketed by Eli Lilly, as well as a variety of generic or proprietary opioids. Our potential products for the treatment of glaucoma would compete with Xalatan, marketed by Pfizer, and Lumigan and Alphagan, marketed by Allergan.

Many of our competitors and their collaborators have significantly greater experience than we do in the following:

- identifying and validating targets;
- screening compounds against targets;
- preclinical studies and clinical trials of potential pharmaceutical products; and
- obtaining FDA and other regulatory approvals.

In addition, many of our competitors and their collaborators have substantially greater capital and research and development resources, manufacturing, sales and marketing capabilities, and production facilities. Smaller companies also may prove to be significant competitors, particularly through proprietary research discoveries and collaboration arrangements with large pharmaceutical and established biotechnology companies. Many of our competitors have products that have been approved or are in advanced development and may develop superior technologies or methods to identify and validate drug targets and to discover novel small molecule drugs. Our competitors, either alone or with their collaborators, may succeed in developing drugs that are more effective, safer, more affordable, or more easily administered than ours and may achieve patent protection or commercialize drugs sooner than us. Our competitors may also develop alternative therapies that could further limit the market for any drugs that we may develop. Our failure to compete effectively could have a material adverse affect on our business.

Any claims relating to improper handling, storage, or disposal of biological, hazardous, and radioactive materials used in our business could be costly and delay our research and development efforts.

Our research and development activities involve the controlled use of potentially harmful hazardous materials, including volatile solvents, biological materials such as blood from patients that has the potential to transmit disease, chemicals that cause cancer, and various radioactive compounds. Our operations also produce hazardous waste products. We face the risk of contamination or injury from the use, storage, handling or disposal of these materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant, and current or future environmental regulations may impair our research, development, or production efforts. If one of our employees were accidentally injured from the use, storage, handling, or disposal of these materials, the medical costs related to his or her treatment would be covered by our workers' compensation insurance policy. However, we do not carry specific biological or hazardous waste insurance coverage and our general liability insurance policy specifically excludes coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be subject to criminal sanctions or fines or be held liable for damages, our operating licenses could be revoked, or we could be required to suspend or modify our operations and our research and development efforts.

Consumers may sue us for product liability, which could result in substantial liabilities that exceed our available resources and damage our reputation.

Researching, developing, and commercializing drug products entails significant product liability risks. Liability claims may arise from our and our collaborators' use of products in clinical trials and the commercial sale of those products. Consumers may make these claims directly and our collaborators or others selling these products may seek contribution from us if they receive claims from consumers. Although we currently have product liability insurance that covers our clinical trials, we will need to increase and expand this coverage as we commence larger scale trials and if our product candidates are approved for commercial sale. This insurance may be prohibitively expensive or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop. Product liability claims could have a material adverse effect on our business and results of operations. Our liability could exceed our total assets if we do not prevail in a lawsuit from any injury caused by our drug products.

Risks Related to Our Common Stock

Our stock price may be particularly volatile because we are a drug discovery and development company.

The market prices for securities of biotechnology companies in general, and drug discovery and development companies in particular, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

- the development status of our product candidates, including results of our clinical trials for pimavanserin or our chronic pain and glaucoma collaborations;
- the initiation, termination, or reduction in the scope of our collaborations or any disputes or developments regarding these collaborations;
- market conditions or trends related to biotechnology and pharmaceutical industries, or the market in general;
- announcements of technological innovations, new commercial products, or other material events by our competitors or us;
- disputes or other developments concerning our proprietary rights;
- changes in, or failure to meet, securities analysts' or investors' expectations of our financial performance;
- additions or departures of key personnel;
- discussions of our business, products, financial performance, prospects, or stock price by the financial and scientific press and online investor communities such as chat rooms;
- public concern as to, and legislative action with respect to, genetic testing or other research areas of biopharmaceutical companies, the pricing and availability of prescription drugs, or the safety of drugs and drug delivery techniques;
- regulatory developments in the United States and in foreign countries;
- the announcement of, or developments in, any litigation matters; or
- economic and political factors, including but not limited to economic and financial crises, wars, terrorism, and political unrest.

In particular, our development programs with pimavanserin encompass a number of studies, including Phase III trials, open-label safety extension trials and a range of supporting studies, including carcinogenicity studies, and drug-drug interaction studies. Another unfavorable outcome in one or more of the studies in the development of pimavanserin could be a major set-back for our collaboration with Biovail and for our company, generally. Such an unfavorable outcome could have a material adverse effect on our company and the value of our common stock.

In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become subject to this type of litigation, which is often extremely expensive and diverts management's attention.

If our officers, directors, and largest stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their best interests and not necessarily those of our other stockholders.

Our directors, executive officers and holders of five percent or more of our outstanding common stock and their affiliates beneficially own a substantial portion of our outstanding common stock. As a result, these stockholders, acting together, have the ability to significantly influence all matters requiring approval by our stockholders, including the election of all of our board members, amendments to our certificate of incorporation, going-private transactions, and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the company's interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of our other stockholders.

If we or our stockholders sell substantial amounts of our common stock, the market price of our common stock may decline.

A significant number of shares of our common stock are held by a small number of stockholders. Sales of a significant number of shares of our common stock, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. Holders of a significant number of shares of our common stock, from investments made when we were a private company, have rights to cause us to file a registration statement on their behalf or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. Additionally, in connection with the CEFF, we filed a registration statement with the SEC to register the resale of up to a total of approximately 7.4 million shares of our common stock that may be issued pursuant to the CEFF or upon exercise of the warrant we issued in connection with establishing the CEFF. In addition, we have filed a registration statement to sell shares of our common stock on our own behalf, which registration statement was declared effective by the SEC on August 18, 2009, and may elect to sell shares pursuant to such registration from time to time. Our stock price may decline as a result of the sale of the shares of our common stock included in any of these registration statements.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more complicated and may make the removal and replacement of our directors and management more difficult.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions may also make it difficult for stockholders to remove and replace our board of directors and management. These provisions:

- establish that members of the board of directors may be removed only for cause upon the affirmative vote of stockholders owning at least a majority of our capital stock;
- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt;

- limit who may call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings;
- prohibit our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66⅔ percent stockholder approval; and
- provide for a board of directors with staggered terms.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15 percent or more of our common stock for 3 years unless the holder's acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

Adverse securities and credit market conditions have reduced our market capitalization and may significantly affect our ability to raise capital.

Turmoil in the financial markets has adversely affected the market capitalizations of many biotechnology companies, including us, and generally made equity and debt financing more difficult to obtain. This, coupled with other factors, may limit access to financing over the near-term future. This could have a material adverse effect on our ability to access funding pursuant to our CEFF or from other sources on acceptable terms, or at all, and our stock price may suffer further as a result.

If the price of our common stock trades below $1.00 per share for a sustained period, our common stock may be delisted from the Nasdaq Global Market.

The Nasdaq Global Market imposes, among other requirements, listing maintenance standards as well as minimum bid and public float requirements. In particular, Nasdaq rules require us to maintain a minimum bid price of $1.00 per share of our common stock. Our stock did trade below $1.00 per share in 2009. If the closing bid price of our common stock is below $1.00 per share for 30 consecutive trading days, we would fail to be in compliance with Nasdaq's continued listing standards and, if we are unable to cure the non-compliance within 180 days, our common stock may be delisted from the Nasdaq Global Market and we may not be able to maintain the continued listing of our common stock on the Nasdaq Global Market. Delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations.

Item 1B. *Unresolved Staff Comments.*

This item is not applicable.

Item 2. *Properties.*

Our primary facilities consist of approximately 29,000 square feet of leased research and office space located in San Diego, California, following an amendment in January 2010 to exit 24,000 square feet of rental space. The 29,000 square feet is leased through the end of 2012, with options to extend and a right to early terminate the lease. We also lease another facility in San Diego that covers approximately 8,000 square feet of laboratory, office, and other space. That lease runs through November 2010, with an option to extend. We have leased approximately 30,000 square feet of chemistry research and development space in a single facility in Malmö, Sweden. Our Swedish lease commenced in June 2005 and has a ten-year term with a five-year renewal provision. We believe that our existing facilities are adequate for our current needs.

Item 3. ***Legal Proceedings.***

This item is not applicable.

Item 4. ***(Removed and Reserved).***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

(a) Our common stock is traded on the NASDAQ Global Market under the symbol "ACAD". The following table sets forth the high and low sale prices for our common stock as reported on the NASDAQ Global Market for the periods indicated.

	High	Low
2008		
First Quarter	$13.46	$7.63
Second Quarter	$ 9.86	$3.55
Third Quarter	$ 3.99	$2.30
Fourth Quarter	$ 2.89	$0.72
2009		
First Quarter	$ 1.26	$0.75
Second Quarter	$ 2.97	$0.88
Third Quarter	$ 6.60	$1.66
Fourth Quarter	$ 2.08	$1.16

As of March 1, 2010, there were approximately 54 stockholders of record of our common stock. We have not paid any cash dividends to date and do not anticipate any being paid in the foreseeable future.

Item 6. ***Selected Financial Data.***

The following data has been derived from our audited financial statements, including the consolidated balance sheet at December 31, 2009 and 2008 and the related consolidated statements of operations for the three years ended December 31, 2009 and related notes appearing elsewhere in this report. The statement of operations data for the years ended December 31, 2006 and 2005 and the balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements that are not included in this report. You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this report.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Collaborative revenues	$ 6,399	$ 1,590	$ 7,555	$ 8,133	$ 10,956
Operating expenses:					
Research and development	41,585	56,750	57,942	49,398	30,336
General and administrative	10,282	11,818	12,267	11,349	10,205
Provision for loss from (settlement of) litigation	—	—	—	(3,560)	6,221
Total operating expenses	51,867	68,568	70,209	57,187	46,762
Loss from operations	(45,468)	(66,978)	(62,654)	(49,054)	(35,806)
Interest income	409	2,915	6,532	4,153	1,851
Interest expense	(86)	(181)	(268)	(198)	(180)
Loss before change in accounting principle	(45,145)	(64,244)	(56,390)	(45,099)	(34,135)
Cumulative effect of change in accounting principle	—	—	—	51	—
Net loss	$(45,145)	$(64,244)	$(56,390)	$(45,048)	$(34,135)
Net loss per common share, basic and diluted	$ (1.20)	$ (1.73)	$ (1.60)	$ (1.61)	$ (1.55)
Weighted average shares used in computing net loss per common share, basic and diluted	37,476	37,113	35,211	27,923	22,014

	At December 31,				
	2009	2008	2007	2006	2005
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and investment securities	$47,060	$60,083	$126,858	$83,255	$55,521
Working capital	33,766	51,331	111,966	65,249	38,424
Total assets	49,680	64,677	134,584	89,544	62,506
Long-term debt, less current portion	98	430	1,156	1,379	892
Total stockholders' equity	12,114	52,992	113,934	67,159	39,371

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. Past operating results are not necessarily indicative of results that may occur in future periods. This discussion contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include statements about our strategies, objectives, expectations, discoveries, collaborations, clinical trials, proprietary and external programs, and other statements that are not historical facts, including statements which may be preceded by the words "believes," "expects," "hopes," "may," "will," "plans," "intends," "estimates," "could," "should," "would," "continue," "seeks," "aims," "projects," "predicts," "pro forma," "anticipates," "potential" or similar words. For forward-looking statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Readers of this report are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise publicly any forward-looking statements. Forward-looking statements are not guarantees of performance. Actual results or events may differ materially from those anticipated in our forward-looking statements as a result of various factors, including those set forth under the section captioned "Risk Factors" elsewhere in this report. Information in the following discussion for a yearly period means for the year ended December 31 of the indicated year.

Overview

Background

We are a biopharmaceutical company focused on the development and commercialization of small molecule drugs for the treatment of central nervous system disorders. We currently are developing a portfolio consisting of our four most advanced product candidates including pimavanserin, which we are developing for three separate neurological and psychiatric indications in collaboration with Biovail. These indications are Parkinson's disease psychosis, which is in Phase III development, adjunctive therapy for schizophrenia, for which Biovail is planning to initiate a Phase III trial in mid-2010, and Alzheimer's disease psychosis, for which we are planning to initiate a Phase II feasibility study in the third quarter of 2010. In addition to our pimavanserin programs, we have a product candidate in Phase II development for chronic pain and a product candidate in Phase I development for glaucoma, both in collaboration with Allergan, and a program in IND-track development in collaboration with Meiji Seika. All of the product candidates in our pipeline emanate from discoveries made using our proprietary drug discovery platform.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. In October 2009, we implemented a restructuring designed to streamline our operations, reduce our operating expenses and extend our cash runway. In connection with this restructuring, we reduced our total workforce by about half. As of December 31, 2009, we had an accumulated deficit of $339.2 million. Although we have reduced our internal operating expenses significantly in connection with the restructuring, we expect our operating losses to continue for at least the next several years as we pursue clinical development of our product candidates.

Revenues

We have not generated any revenues from product sales to date, and we do not expect to generate revenues from product sales for at least the next several years, if at all. Our revenues to date have been generated substantially from payments under our current and past collaboration agreements. As of December 31, 2009, we had received an aggregate of $93.9 million in payments under these agreements, including upfront payments, research funding, and milestone payments. We expect our revenues for the next several years to consist primarily of revenues derived from payments under our current agreements with Biovail, Allergan, and Meiji Seika and potential additional collaborations.

In May 2009, we entered into a collaboration agreement with Biovail, pursuant to which we received a $30 million upfront payment. Under the terms of the agreement, we are eligible to receive additional payments of up to an aggregate of $365 million upon successfully achieving development, regulatory and sales milestones, subject to certain offsets for up to 50 percent of the costs of successful Parkinson's disease psychosis trials. We also are entitled to receive royalties on annual net sales of pimavanserin, if any, in the United States and Canada. Our agreement with Biovail is subject to early termination upon specified events.

We currently are a party to three separate collaboration agreements with Allergan. Pursuant to our March 2003 collaboration agreement with Allergan, we had received an aggregate of $16.4 million in payments as of

December 31, 2009, consisting of an upfront payment, research funding and related fees. This collaboration originally provided for a three-year research term, which has been extended by the parties through March 2010. We have had a reduced level of research activities and related research funding under this collaboration during the extension. In our two other collaboration agreements with Allergan, the parties are pursuing the development of product candidates in the areas of chronic pain and glaucoma. We are eligible to receive payments upon achievement of development and regulatory milestones, as well as royalties on product sales, if any, under each of our three collaboration agreements with Allergan. Each of our agreements with Allergan is subject to early termination upon specified events, including, in the case of one of our agreements, if we have a change in control. Upon the conclusion of the research term under each agreement, Allergan may terminate the agreement by notice.

In March 2009, we entered into a collaboration agreement with Meiji Seika, pursuant to which we received an aggregate of $2 million in license fees in April 2009. Under the agreement, we are eligible to receive up to $25 million in aggregate payments, including $3 million in license fees and up to $22 million in potential development and regulatory milestones, as well as royalties on product sales, if any, in the Asian territory. Meiji Seika also is responsible for the first $15 million of development expenses and we will share the remaining expenses through clinical proof-of-concept, subject to possible adjustment in the event we further license the program outside of the Asian territory. Our agreement with Meiji Seika is subject to early termination upon specified events.

Research and Development Expenses

Our research and development expenses consist primarily of fees paid to external service providers, salaries and related personnel expenses, facilities and equipment expenses, and other costs. We charge all research and development expenses to operations as incurred. Our research and development activities are primarily focused on our most advanced product candidates, including pimavanserin.

Prior to our collaboration with Biovail, which we established in May 2009, we were responsible for all costs incurred in the development of pimavanserin as well as the costs associated with our other internal programs. Pursuant to the collaboration agreement, Biovail is responsible for all future costs associated with the development of pimavanserin in all indications with the exception of specified Parkinson's disease psychosis study costs and costs of a planned Alzheimer's disease psychosis feasibility study, which will be funded by us. The Parkinson's disease psychosis studies funded by us include our -014 Study and open-label safety extension studies. From time to time, we have coordinated and we expect to continue to coordinate certain other external development services pursuant to the collaboration, which Biovail is responsible for funding, including the new Phase III Parkinson's disease psychosis study expected to start around mid-2010. Accordingly, we incur the related development costs for these external services and receive reimbursement of these costs by Biovail.

Pursuant to our collaboration with Meiji Seika, which we established in March 2009, Meiji Seika is responsible for the first $15 million of development expenses for the product candidate, AM-831, and we and Meiji Seika will share remaining expenses through clinical proof-of-concept, subject to possible adjustment. We expect to coordinate a significant portion of the planned external development services and, accordingly, we will incur the related development costs for these external services and receive reimbursement of Meiji Seika's portion of these costs pursuant to the agreement. Meiji Seika is responsible for all costs associated with the development of AM-831 in the Asian territory. We are not responsible for, nor have we incurred, development expenses, including costs related to clinical trials, in our clinical programs for chronic pain and glaucoma, which we are pursuing in collaboration with Allergan.

We use external service providers to manufacture our product candidates to be used in clinical trials and for the majority of the services performed in connection with the preclinical and clinical development of our product candidates. We have used our internal research and development resources, including our employees and discovery infrastructure, across several projects and many of our costs have not been attributable to a specific project but were directed to broadly applicable research activities. Accordingly, we have not reported our internal research and development costs on a project basis. Our internal research and development expenses decreased significantly during 2009 compared to 2008 primarily due to restructurings and related workforce reductions implemented in August 2008 and in October 2009. To the extent that external expenses are not attributable to a specific project, they are included in other external costs. The following table summarizes our research and development expenses for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	Years Ended December 31,		
	2009	**2008**	**2007**
Costs of external service providers:			
Pimavanserin	$27,079	$27,189	$10,932
ACP-104 (1)	15	2,658	16,480
AM-831 and other	807	2,251	1,604
Subtotal	27,901	32,098	29,016
Internal costs	12,810	23,327	26,205
Stock-based compensation	874	1,325	2,721
Total research and development	$41,585	$56,750	$57,942

(1) ACP-104 was a product candidate that we were previously developing.

At this time, due to the risks inherent in the clinical trial process and given the stage of development of our programs, we are unable to estimate with any certainty the costs we will incur for the continued development of our product candidates for potential commercialization. Due to these same factors, we are unable to determine the anticipated completion dates for our current research and development programs. Clinical development timelines, probability of success, and development costs vary widely. While our current focus is primarily on advancing the clinical development of pimavanserin, we anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment of each product candidate's commercial potential and our financial position. We cannot forecast with any degree of certainty when and to what extent we will receive cash inflows, if any, from the development or commercialization of pimavanserin pursuant to our agreement with Biovail or the extent to which the parties will have to reimburse each other for certain clinical trial costs pursuant to the agreement. We also cannot forecast with any degree of certainty which product candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our external research and development expenses to continue to be substantial as we pursue the development of pimavanserin and our other product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals could cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations.

General and Administrative Expenses

Our general and administrative expenses have consisted primarily of salaries and other costs for employees serving in executive, finance, business development, and business operations functions, as well as professional fees associated with legal and accounting services, and costs associated with patents and patent applications for our intellectual property.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements. We have identified the accounting policies that we believe require application of management's most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results may differ substantially from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to consolidated financial statements included in this report, we believe that the following accounting policies require the application of significant judgments and estimates.

Revenue Recognition

We recognize revenues in accordance with authoritative guidance established by U.S. GAAP. Our revenues are primarily related to our collaboration agreements, which may provide for various types of payments to us, including upfront payments, funding of research and development, milestone payments, and licensing fees. Our collaboration agreements also include potential payments for product royalties and commercial co-promotion, however, we have not received revenue from these two sources to date.

We consider a variety of factors in determining the appropriate method of accounting under our collaboration agreements, including whether the various elements can be separated and accounted for individually as separate units of accounting. Where there are multiple deliverables identified within a collaboration agreement that are combined into a single unit of accounting, revenues are deferred and recognized over the expected period of performance. The specific methodology for the recognition of the revenue is determined on a case-by-case basis according to the facts and circumstances applicable to each agreement.

Upfront, non-refundable payments that do not have stand-alone value are recorded as deferred revenue once received and recognized as revenues over the expected period of performance. Revenues from non-refundable license fees are recognized upon receipt of the payment if the license has stand-alone value, we do not have ongoing involvement or obligations, and the fair value of any undelivered items can be determined. Non-refundable payments for research funding are generally recognized as revenues over the period as the related research activities are performed. Payments for reimbursement of external development costs are generally recognized as revenues using a contingency-adjusted performance model over the expected period of performance based on the nature of the related agreement.

We assess milestone payments on an individual basis and recognize revenues from non-refundable milestone payments when the earnings process is complete and the payment is reasonably assured. Non-refundable milestone payments related to arrangements under which we have continuing performance obligations are recognized as revenue upon achievement of the associated milestone, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the milestone event. Where separate milestone payments do not meet these criteria, we typically recognize revenue using a contingency-adjusted performance model over the period of performance.

Accrued Expenses

We are required to estimate accrued expenses as part of our process of preparing financial statements. Examples of areas in which subjective judgments may be required include costs associated with services provided by contract organizations for preclinical development, manufacturing of clinical materials, and clinical trials. We accrue for costs incurred as the services are being provided by monitoring the status of the trials or services provided, and the invoices received from our external service providers. In the case of clinical trials, a portion of the cost normally relates to the projected cost to treat a patient in our trials and we recognize this cost over the estimated term of the study based on the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known to us, we adjust our accruals. To date, our estimates have not differed significantly from the actual costs incurred. However, subsequent changes in estimates may result in a material change in our accruals, which could also materially affect our balance sheet and results of operations.

Stock-Based Compensation

The fair value of each employee stock option and each employee stock purchase right granted is estimated on the grant date under the fair value method using the Black-Scholes model. The estimated fair values of the stock option or purchase rights, including the effect of estimated forfeitures, are then expensed over the vesting period. As of December 31, 2009, total unrecognized compensation cost related to stock options and purchase rights was approximately $1.9 million, and the weighted average period over which this cost is expected to be recognized is 2.0 years.

Stock-based awards issued to non-employees other than directors are accounted for using a fair value method and are re-measured to fair value at each period end until the earlier of the date that performance by the non-employee is complete or a performance commitment has been obtained. The fair value of each non-employee award is estimated using the Black-Scholes model.

Results of Operations

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to continue to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing and amount of payments received pursuant to our current and potential future collaborations, and the progress and timing of expenditures related to our development efforts. Due to these fluctuations, we believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Comparison of the Years Ended December 31, 2009 and 2008

Revenues

Revenues totaled $6.4 million in 2009 compared to $1.6 million in 2008. The increase was primarily due to $4.6 million in revenues recognized under our collaboration with Biovail, which commenced in May 2009. Revenues from our collaborations with Allergan totaled $1.1 million in 2009 compared to $1.0 million in 2008. Revenues from our agreements with other parties, including our collaboration with Meiji Seika, which commenced in March 2009, totaled $714,000 in 2009 compared to $578,000 in 2008.

Research and Development Expenses

Research and development expenses totaled $41.6 million in 2009, including $874,000 in stock-based compensation, compared to $56.8 million in 2008, including $1.3 million in stock-based compensation. The decrease in research and development expenses was primarily due to $11.0 million in decreased costs associated with our internal research and development organization and $4.2 million in lower external service costs. The decrease in internal research and development costs was primarily attributable to $7.6 million in decreased salaries and related personnel costs, and decreases in laboratory supply, equipment and other costs largely resulting from the restructuring and related workforce reductions implemented in August 2008 and, to a lesser degree, from a second restructuring and related workforce reductions implemented in October 2009. Salaries and related personnel costs for the year ended December 31, 2009 included a charge of $905,000 in connection with workforce reductions from the October 2009 restructuring. Salaries and related personnel costs for the year ended December 31, 2008 included a charge of $1.7 million in connection with workforce reductions from the August

2008 restructuring. External service costs totaled $27.9 million, or 67 percent of our research and development expenses in 2009, compared to $32.1 million, or 57 percent of our research and development expenses in 2008. The decrease in external expenses was largely attributable to decreased development costs for ACP-104 and other programs.

General and Administrative Expenses

General and administrative expenses totaled $10.3 million in 2009, including $1.3 million in stock-based compensation, compared to $11.8 million in 2008, including $1.7 million in stock-based compensation. The decrease in general and administrative expenses was primarily due to $1.3 million in decreased salaries and related personnel costs resulting from our August 2008 restructuring and related workforce reductions. Salaries and related personnel costs for the year ended December 31, 2009 included a charge of $382,000 in connection with workforce reductions from the October 2009 restructuring. Salaries and related personnel costs for the year ended December 31, 2008 included a charge of $454,000 in connection with workforce reductions from the August 2008 restructuring.

Interest Income

Interest income decreased to $409,000 in 2009 from $2.9 million in 2008. The decrease in interest income was due to decreased yields on our investment security portfolio and lower average levels of cash and investment securities.

Comparison of the Years Ended December 31, 2008 and 2007

Revenues

Revenues totaled $1.6 million in 2008 compared to $7.6 million in 2007. The decrease in revenues was primarily due to the completion of our agreements with Sepracor and The Stanley Medical Research Institute, as well as lower revenues from our collaborations with Allergan and smaller scale research and license agreements with other parties. Revenues from our agreement with Sepracor totaled $91,000 in 2008 compared to $3.4 million in 2007. Revenues from our agreement with Stanley Medical , which ended in May 2007, totaled $1.0 million in 2007. Revenues from our collaborations with Allergan totaled $1.0 million in 2008 compared to $1.6 million in 2007. Revenues from other research and license agreements totaled $487,000 in 2008 compared to $1.6 million in 2007.

Research and Development Expenses

Research and development expenses totaled $56.8 million in 2008, including $1.3 million in stock-based compensation, compared to $57.9 million in 2007, including $2.7 million in stock-based compensation. The decrease in research and development expenses was primarily due to $2.9 million in decreased costs associated with our internal research and development organization and lower stock-based compensation, offset by $3.1 million in increased external service costs. The decrease in internal research and development costs was primarily attributable to $1.2 million in decreased salaries and related personnel costs, $1.1 million in decreased laboratory supply costs, and decreases in equipment and other costs. The decrease in salaries and related personnel costs was net of a $1.7 million charge recorded during the third quarter of 2008 in connection with workforce reductions from our August 2008 restructuring. External service costs totaled $32.1 million, or 57 percent of our research and development expenses in 2008, compared to $29.0 million, or 50 percent of our research and development expenses in 2007. The increase in external expenses was largely attributable to increased clinical development costs for pimavanserin offset, in part, by reduced costs for ACP-104.

General and Administrative Expenses

General and administrative expenses totaled $11.8 million in 2008, including $1.7 million in stock-based compensation, compared to $12.3 million in 2007, including $1.6 million in stock-based compensation. The decrease in general and administrative expenses was primarily due to decreased professional fees and other administrative costs, partially offset by increased salaries and related personnel costs. The increases in salaries and related personnel costs were primarily attributable to a charge of $454,000 recorded during the third quarter of 2008 in connection with workforce reductions from our August 2008 restructuring.

Interest Income

Interest income decreased to $2.9 million in 2008 from $6.5 million in 2007. The decrease in interest income was due to lower average levels of cash and investment securities and decreased yields on our investment security portfolio during 2008.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through sales of our equity securities, payments received under our collaboration agreements, debt financings, and interest income. As of December 31, 2009, we had received $326.7 million in net proceeds from sales of our equity securities, including $6.9 million in debt we had retired through the issuance of our common stock, $93.9 million in payments from collaboration agreements, $22.4 million in debt financing, and $22.0 million in interest income.

At December 31, 2009, we had approximately $47.1 million in cash, cash equivalents and investment securities compared to $60.1 million at December 31, 2008. We have consumed substantial amounts of capital since our inception. In October 2009, we implemented a restructuring designed to streamline our operations, reduce our internal operating expenses, and extend our cash runway. In connection with the restructuring, we reduced our total workforce by about half and have reduced our internal operating expenses significantly. We anticipate that our cash, cash equivalents and investment securities and anticipated payments from our collaborations will be sufficient to fund our operations through December 31, 2011.

We will require significant additional financing in the future to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

- progress in, and the costs of, our clinical trials, preclinical studies and other research and development programs;
- the scope, prioritization and number of research and development programs;
- the ability of our collaborators and us to reach the milestones, and other events or developments, under our collaboration agreements;
- the extent to which we are obligated to reimburse our collaborators or our collaborators are obligated to reimburse us for clinical trial costs under our collaboration agreements;
- the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
- the costs of securing manufacturing arrangements for clinical or commercial production of product candidates; and
- the costs of establishing, or contracting for, sales and marketing capabilities if we obtain regulatory clearances to market our product candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings, or by licensing all or a portion of our product candidates or technology. In August 2008, we entered into a Committed Equity Financing Facility, or CEFF, which provides us with access, at our discretion, to capital during a three-year period through the sale of newly-issued shares of our common stock. The funds that can be raised under the CEFF, if available, will depend on the then-current price of our common stock and the number of shares actually sold, which may not exceed an aggregate of approximately 7 million shares. The aggregate amount raised under the CEFF may not exceed $60 million. We may access capital under the CEFF in tranches of up to a maximum of between 2.0 and 3.5 percent of our market capitalization at the time of the draw down of each tranche, subject to certain conditions, including a minimum share price threshold of $1.50. In October 2009, we completed our only draw down under the CEFF to date in which we raised $1.2 million through the issuance of 785,271 shares of our common stock.

We cannot be certain that funding will be available to us on acceptable terms, or at all. Turmoil in the financial markets has adversely affected the market capitalizations of many biotechnology companies and generally made equity and debt financing more difficult to obtain. This, coupled with other factors, may limit access to additional financing over the near-term future. In particular, given the current market conditions, the disappointing results from our first Phase III Parkinson's disease psychosis trial with pimavanserin, which we announced on September 1, 2009, and any unfavorable outcome over the next two years in our development of pimavanserin could have a material adverse effect on our ability to raise additional capital. To the extent that the average price of our common stock is below the minimum share price of $1.50, we will not be able to raise money under the CEFF.

If we cannot raise adequate additional capital in the future under the CEFF or from other sources, we will be required to delay, further reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. We also may be required to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. In addition, in connection with our restructurings, we have reduced the scope of our research and development activities, and we may be required to further reduce the scope of our research and development activities in the future. This may lead to an impairment of our equipment and additional charges, which could materially affect our balance sheet and results of operations.

We have invested a substantial portion of our available cash in a money market fund invested in securities of government sponsored enterprises, or GSEs, and securities collateralized by GSEs, U.S. Treasury notes, and high quality, marketable debt instruments of GSEs. We have adopted an investment policy and established guidelines relating to credit quality, diversification and maturities of our investments to preserve principal and maintain liquidity. All investment securities have a credit rating of at least AA or A1+/P1 as determined by Moody's Investors Service and/or Standard & Poor's. We do not have any direct investments in auction-rate securities or securities that are collateralized by assets that include mortgages or subprime debt. Our investment portfolio has not been adversely impacted by the disruption in the credit markets. However, if there is continued and expanded disruption in the credit markets, there can be no assurance that our investment portfolio will not be adversely affected in the future.

Net cash used in operating activities totaled $13.7 million in 2009 compared to $64.9 million in 2008 and $54.9 million in 2007. The decrease in cash used in operating activities in 2009 relative to 2008 was primarily due to a decrease in our net loss and changes in operating assets and liabilities, including an increase in deferred revenue of $28.2 million in 2009 compared to a decrease of $268,000 in 2008, offset in part by a smaller aggregate decrease in accrued expenses and accounts payable. The increase in deferred revenue in 2009 was primarily attributable to the upfront payment received from our collaboration with Biovail and initial licensing fees received from our collaboration with Meiji Seika, offset by initial revenues recognized pursuant to these agreements. Accrued expenses and accounts payable decreased by an aggregate of $1.6 million in 2009 compared to an aggregate decrease of $7.4 million in 2008. These decreases were primarily due to payments made for external service costs related to our clinical trials, the timing and amount of which may fluctuate significantly from period to period.

The increase in cash used in operating activities in 2008 relative to 2007 was primarily due to an increase in our net loss and changes in operating assets and liabilities, including decreases in accrued expenses and accounts payable, offset in part by a decrease in prepaid expenses, receivables and other current assets. Accrued expenses and accounts payable decreased by an aggregate of $7.4 million in 2008 compared to an aggregate increase of $598,000 in 2007. The decrease in 2008 was primarily due to payments made for external service costs related to our clinical trials, which had been incurred in 2007. Prepaid expenses, receivables and other current assets decreased $2.0 million in 2008 compared to an increase of $1.8 million in 2007. The decrease in 2008 was primarily due to the amortization of advance payments made in 2007 in connection with external service costs for our clinical trials.

Net cash provided by investing activities totaled $9.4 million in 2009 compared to net cash provided by investing activities of $69.7 million in 2008 and net cash used in investing activities of $41.9 million in 2007. Net cash provided by or used in investing activities has fluctuated significantly from period to period primarily due to the timing of purchases and maturities of investment securities. The decrease in net cash provided by investing activities in 2009 relative to 2008 was primarily due to decreased maturities of investment securities, net of purchases of investment securities. The increase in net cash provided by investing activities in 2008 relative to 2007 was primarily due to increased maturities of investment securities, net of purchases of investment securities.

Net cash provided by financing activities totaled $1.2 million in 2009 compared to net cash used in financing activities of $374,000 in 2008 and net cash provided by financing activities of $98.2 million in 2007. The increase in net cash provided by financing activities in 2009 relative to 2008 was primarily attributable to increased proceeds from the issuance of common stock, including sales under our CEFF. The net cash used in financing activities in 2008 was primarily due to repayments of our long-term debt, offset by net proceeds from stock option exercises and employee stock plan purchases. The net cash provided by financing activities in 2007 was primarily due to $98.6 million in net proceeds received from sales of our common stock, including $96.1 million received from a follow-on public offering, offset by net repayments of our long-term debt.

We have entered into equipment financing agreements from time to time, which we have utilized to fund the majority of our property and equipment purchases. The agreements contain fixed interest rates ranging from 9.95 to 10.41 percent per annum. At December 31, 2009, we had $463,000 in outstanding borrowings under these agreements, which are secured by the related equipment.

The following table summarizes our contractual obligations, including interest, at December 31, 2009 (in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases (1)	$10,414	$2,388	$5,488	$2,538	$—
Long-term debt	499	393	106	—	—
Total	$10,913	$2,781	$5,594	$2,538	$—

(1) In January 2010, we amended the operating lease covering our primary place of business and the adjacent property in San Diego, California, thereby terminating the lease with respect to the adjacent property and reducing the rent on our primary place of business. As a result of the amendment, the figures reflected in "Total", "Less than 1 Year " and "1-3 Years" would be reduced by $1.5 million, $447,000, and $1.1 million, respectively.

We have also entered into agreements with contract research organizations and other external service providers for services in connection with the development of our product candidates. We were contractually obligated for up to approximately $11.0 million of future services under these agreements as of December 31, 2009, the majority of which are expected to be provided by the end of December 2010. The nature of the work being conducted under our agreements with contract research organizations is such that, in most cases, the services may be stopped on short notice. In such event, we would not be liable for the full amount of the contract. Our actual contractual obligations may vary depending upon several factors, including the progress and results of the underlying studies.

Pursuant to our collaboration with Biovail, our new Phase III Parkinson's disease psychosis trial, which is expected to start around mid-2010, will be funded by Biovail. However, if this trial does not meet its primary endpoint, then we would be required to reimburse Biovail 50 percent of the costs of this study. We currently estimate that the amount of the potential reimbursement would be in the range of $5 million to $6 million. Because this potential reimbursement would only be required in the event the study does not meet its primary endpoint and it is uncertain when, or if, such event will occur, no amount is included in the above table.

In addition, we have entered into an agreement with the Ipsen Group pursuant to which we licensed certain intellectual property rights that complement our patent portfolio. If certain conditions are met, we would be required to make future payments, including milestones, sublicensing fees and royalties. The amount of potential future milestones payments is $10.5 million in the aggregate, which amount would be offset by any sublicensing fees we may pay under the agreement. Because these milestone payments would only be payable upon the achievement of specified regulatory events and it is uncertain when, or if, such events will occur, we cannot forecast with any degree of certainty when, or if, we will be required to make payments under the agreement. Accordingly, none of these amounts are included in the above table.

Off-Balance Sheet Arrangements

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Recent Accounting Pronouncements

See Item 15 of Part IV, "Notes to Consolidated Financial Statements—Note 2—Summary of Significant Accounting Policies."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal and liquidity. To achieve this objective, we currently invest in a money market fund which invests in GSEs and securities collateralized by GSEs, U.S. Treasury notes, and high quality, marketable debt instruments of GSEs with contractual maturity dates of generally less than two years. All investment securities have a credit rating of at least AA or A1+/P1 as determined by Moody's Investors Service and/or Standard & Poor's. We do not have any direct investments in auction-rate securities or securities that are collateralized by assets that include mortgages or subprime debt. If a 10 percent change in interest rates were to have occurred on December 31, 2009, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

Foreign Currency Risk

We have wholly owned subsidiaries in Sweden and Denmark, which expose us to foreign exchange risk. The functional currency of our subsidiary in Sweden is the Swedish kroner and the functional currency of our subsidiary in Denmark is the Danish kroner. Accordingly, all assets and liabilities of our subsidiaries are translated to U.S. dollars based on the applicable exchange rate on the balance sheet date. Expense components are translated to U.S. dollars at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of our stockholders' equity. Other foreign currency transaction gains and losses are included in our results of operations and, to date, have not been significant. We have not hedged exposures denominated in foreign currencies or any other derivative financial instrument.

Item 8. *Financial Statements and Supplementary Data.*

The consolidated financial statements required pursuant to this item are included in Item 15 of this report and are presented beginning on page F-1.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic and current reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As of December 31, 2009, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2009, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears under Item 15 in this Annual Report.

Changes in Internal Control Over Financial Reporting

An evaluation was also performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of any change in our internal control over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. That evaluation did not identify any change in our internal control over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item and not set forth below will be set forth in the section headed "Proposal 1—Election of Directors" in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be filed with the SEC by April 30, 2010 (the "Proxy Statement") and is incorporated in this report by reference.

We have adopted a code of ethics for directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at *http://www.acadia-pharm.com* under the Corporate Governance section of our Investors page. We will promptly disclose on our website (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver. Stockholders may request a free copy of the Code of Business Conduct and Ethics from our corporate compliance officer, Glenn F. Baity c/o ACADIA Pharmaceuticals Inc., 3911 Sorrento Valley Boulevard, San Diego, CA 92121.

Item 11. *Executive Compensation.*

The information required by this Item will be set forth in the section headed "Executive Compensation" in our Proxy Statement and is incorporated in this report by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item will be set forth in the section headed "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated in this report by reference.

Information regarding our equity compensation plans will be set forth in the section headed "Executive Compensation" in our Proxy Statement and is incorporated in this report by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item will be set forth in the section headed "Transactions With Related Persons" in our Proxy Statement and is incorporated in this report by reference.

Item 14. *Principal Accounting Fees and Services.*

The information required by this Item will be set forth in the section headed "Proposal 2—Ratification of Selection of Independent Auditors" in our Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Documents filed as part of this report.

1. The following financial statements of ACADIA Pharmaceuticals Inc. and Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are included in this report:

2. List of financial statement schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. List of Exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) Exhibits. See the Exhibit Index and Exhibits filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACADIA PHARMACEUTICALS INC.

/s/ ULI HACKSELL

Uli Hacksell, Ph.D.
Chief Executive Officer

Date: March 9, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Uli Hacksell and Thomas H. Aasen, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ULI HACKSELL **Uli Hacksell**	Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2010
/s/ THOMAS H. AASEN **Thomas H. Aasen**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2010
/s/ LESLIE IVERSEN **Leslie Iversen**	Chairman of the Board	March 9, 2010
/s/ MICHAEL BORER **Michael Borer**	Director	March 9, 2010
/s/ LAURA BREGE **Laura Brege**	Director	March 9, 2010
/s/ MARY ANN GRAY **Mary Ann Gray**	Director	March 9, 2010
/s/ LESTER KAPLAN **Lester Kaplan**	Director	March 9, 2010
/s/ TORSTEN RASMUSSEN **Torsten Rasmussen**	Director	March 9, 2010
/s/ ALAN WALTON **Alan Walton**	Director	March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ACADIA Pharmaceuticals Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ACADIA Pharmaceuticals Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Diego, California
March 9, 2010

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value and share data)

	December 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	$ 18,122	$ 21,171
Investment securities, available-for-sale	28,938	38,912
Prepaid expenses, receivables and other current assets	1,413	2,299
Total current assets	48,473	62,382
Property and equipment, net	1,062	2,103
Other assets	145	192
Total assets	$ 49,680	$ 64,677
Liabilities and stockholders' equity		
Accounts payable	$ 2,947	$ 2,283
Accrued expenses	5,358	7,535
Current portion of deferred revenue	6,037	438
Current portion of long-term debt	365	795
Total current liabilities	14,707	11,051
Long-term portion of deferred revenue	22,579	—
Long-term debt, less current portion	98	430
Other long-term liabilities	182	204
Total liabilities	37,566	11,685
Commitments and contingencies (Note 12)		
Stockholders' equity		
Preferred stock, $0.0001 par value; 5,000,000 shares authorized at December 31, 2009 and 2008; no shares issued and outstanding at December 31, 2009 and 2008	—	—
Common stock, $0.0001 par value; 75,000,000 shares authorized at December 31, 2009 and 2008; 38,332,119 shares and 37,177,874 shares issued and outstanding at December 31, 2009 and 2008, respectively	4	4
Additional paid-in capital	350,872	346,815
Accumulated deficit	(339,245)	(294,100)
Accumulated other comprehensive income	483	273
Total stockholders' equity	12,114	52,992
	$ 49,680	$ 64,677

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2009	**2008**	**2007**
Revenues			
Collaborative revenues	$ 6,399	$ 1,590	$ 7,555
Operating expenses			
Research and development (includes stock-based compensation of $874, $1,325 and $2,721, respectively)	41,585	56,750	57,942
General and administrative (includes stock-based compensation of $1,260, $1,662 and $1,574, respectively)	10,282	11,818	12,267
Total operating expenses	51,867	68,568	70,209
Loss from operations	(45,468)	(66,978)	(62,654)
Interest income	409	2,915	6,532
Interest expense	(86)	(181)	(268)
Net loss	$(45,145)	$(64,244)	$(56,390)
Net loss per common share, basic and diluted	$ (1.20)	$ (1.73)	$ (1.60)
Weighted average common shares outstanding, basic and diluted	37,476	37,113	35,211

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash flows from operating activities			
Net loss	$(45,145)	$(64,244)	$ (56,390)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,111	1,043	1,065
Stock-based compensation	2,134	2,987	4,295
Amortization of investment premium/discount	260	911	(297)
Other	323	5	(155)
Changes in operating assets and liabilities:			
Prepaid expenses, receivables and other current assets	1,013	1,966	(1,788)
Other assets	47	83	(27)
Accounts payable	656	(276)	(845)
Accrued expenses	(2,282)	(7,075)	1,443
Deferred revenue	28,178	(268)	(1,959)
Other long-term liabilities	(22)	(1)	(268)
Net cash used in operating activities	(13,727)	(64,869)	(54,926)
Cash flows from investing activities			
Purchases of investment securities	(50,265)	(79,972)	(222,231)
Maturities of investment securities	59,750	149,912	180,745
Purchases of property and equipment	(41)	(226)	(416)
Net cash provided by (used in) investing activities	9,444	69,714	(41,902)
Cash flows from financing activities			
Proceeds from issuance of common stock, net of issuance costs	1,923	535	98,599
Proceeds from issuance of long-term debt	—	—	754
Repayments of long-term debt	(762)	(909)	(1,133)
Net cash provided by (used in) financing activities	1,161	(374)	98,220
Effect of exchange rate changes on cash	73	(287)	115
Net increase (decrease) in cash and cash equivalents	(3,049)	4,184	1,507
Cash and cash equivalents			
Beginning of year	21,171	16,987	15,480
End of year	$ 18,122	$ 21,171	$ 16,987
Supplemental schedule of cash flow information			
Interest paid	$ 96	$ 171	$ 265
Supplemental schedule of noncash investing and financing activities			
Unrealized gain (loss) on investment securities	(98)	(104)	188
Net property acquired under capital leases	—	—	139

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Unearned Stock-Based Compensation	Accumulated Other Comprehensive (Loss)/Income	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount						
Balances at December 31, 2006	29,940,477	$ 3	$240,446	$(173,466)	$ (64)	$ 240	$ 67,159	$(44,942)
Issuance of common stock, net of issuance costs	6,612,500	1	96,110	—	—	—	96,111	
Issuance of common stock from exercise of stock options	416,736	—	1,984	—	—	—	1,984	
Issuance of common stock pursuant to employee stock purchase plan	65,676	—	522	—	—	—	522	
Net loss	—	—	—	(56,390)	—	—	(56,390)	$(56,390)
Noncash compensation related to stock options granted	—	—	4,231	—	64	—	4,295	
Unrealized gain on investment securities	—	—	—	—	—	188	188	188
Cumulative translation adjustment	—	—	—	—	—	65	65	65
Balances at December 31, 2007	37,035,389	$ 4	$343,293	$(229,856)	$—	$ 493	$113,934	$(56,137)
Issuance of common stock from exercise of stock options	70,548	—	187	—	—	—	187	
Issuance of common stock pursuant to employee stock purchase plan	71,937	—	348	—	—	—	348	
Net loss	—	—	—	(64,244)	—	—	(64,244)	$(64,244)
Noncash compensation related to stock options granted	—	—	2,987	—	—	—	2,987	
Unrealized loss on investment securities	—	—	—	—	—	(104)	(104)	(104)
Cumulative translation adjustment	—	—	—	—	—	(116)	(116)	(116)
Balances at December 31, 2008	37,177,874	$ 4	$346,815	$(294,100)	$—	$ 273	$ 52,992	$(64,464)
Issuance of common stock from exercise of stock options	62,189	—	74	—	—	—	74	
Issuance of common stock pursuant to employee stock purchase plan	176,785	—	193	—	—	—	193	
Issuance of common stock under Committed Equity Financing Facility, net of issuance costs	785,271	—	1,147	—	—	—	1,147	
Issuance of common stock upon exercise of warrant	130,000	—	509	—	—	—	509	
Net loss	—	—	—	(45,145)	—	—	(45,145)	(45,145)
Noncash compensation related to stock options granted	—	—	2,134	—	—	—	2,134	
Unrealized loss on investment securities	—	—	—	—	—	(98)	(98)	(98)
Cumulative translation adjustment	—	—	—	—	—	308	308	308
Balances at December 31, 2009	38,332,119	$ 4	$350,872	$(339,245)	$—	$ 483	$ 12,114	$(44,935)

The accompanying notes are an integral part of these consolidated financial statements.

ACADIA PHARMACEUTICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

ACADIA Pharmaceuticals Inc. (the "Company") was originally incorporated in Vermont in 1993 as Receptor Technologies, Inc. The Company reincorporated in Delaware in 1997. The Company is focused on the development and commercialization of small molecule drugs for the treatment of central nervous system disorders. The Company's primary operations are based in San Diego, California. The Company maintains two wholly owned subsidiaries: ACADIA Pharmaceuticals AB based in Malmö, Sweden and ACADIA Pharmaceuticals A/S based in Denmark.

The Company has not been profitable and has incurred substantial operating losses since its inception due in large part to expenditures for its research and development activities. In October 2009, the Company implemented a restructuring designed to streamline its operations, reduce its internal operating expenses, and extend its cash runway. In connection with the restructuring, the Company reduced its total workforce by about half. At December 31, 2009, the Company had an accumulated deficit of $339.2 million. The Company expects its operating losses to continue for at least the next several years as it pursues the development of its product candidates. The Company currently anticipates that its cash, cash equivalents and investment securities and anticipated payments from its collaborations will be sufficient to fund the Company's operations through December 31, 2011.

The Company will require significant additional financing in the future to fund its operations. Future capital requirements will depend on many factors, including the progress in, the outcome of and the costs of the Company's clinical trials, the scope, prioritization and number of its research and development programs, and the ability of its collaborators and the Company to reach the milestones, and other events or developments under its collaboration agreements. Until the Company can generate significant continuing revenues, it expects to fund its operations through its existing cash, cash equivalents and investment securities, payments from existing and potential future collaborations, proceeds from private or public sales of its securities, debt financing, or by licensing all or a portion of its product candidates or technology. The Company cannot be certain that funding will be available on acceptable terms, or at all. Turmoil in the financial markets and other factors could have a material adverse effect on the Company's ability to access sufficient funding pursuant to its Committed Equity Financing Facility ("CEFF") or from other sources on acceptable terms, or at all. If the Company cannot raise adequate additional capital, it will be required to delay, further reduce the scope of, or eliminate one or more of its research or development programs or its commercialization efforts. The Company may be required to relinquish greater, or even all, rights to product candidates at earlier stages of development or on less favorable terms than it would otherwise choose.

2. Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of these financial statements are as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity date at the date of purchase of three months or less to be cash equivalents.

Investment Securities

Investment securities are considered to be available-for-sale and are carried at fair value. Unrealized gains and losses, if any, are reported as a separate component of stockholders' equity. The cost of investment securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses, if any, are also included in interest income. The cost of securities sold is based on the specific identification method.

Fair Value of Financial Instruments

For financial instruments, consisting of cash and cash equivalents, accounts payable and accrued expenses included in the Company's financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Estimated fair values for investment securities, which are separately disclosed elsewhere, are based on quoted market prices for the instruments or discounted cash flows using market rates of interest for certain corporate commercial paper. Based on borrowing rates currently available to the Company, the carrying value of the long-term debt approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives (generally three to ten years) using the straight line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases by use of the straight line method. Maintenance and repair costs are expensed as incurred. When assets are retired or sold, the assets and accumulated depreciation are removed from the respective accounts and any gain or loss is recognized. During the years ended December 31, 2009, 2008 and 2007, losses from disposals of property and equipment were not material.

Revenues

The Company recognizes revenues in accordance with authoritative guidance established by U.S. generally accepted accounting principles ("GAAP"). The Company's revenues are primarily related to its collaboration agreements, which may provide for various types of payments, including upfront payments, funding of research and development, milestone payments, and licensing fees. The Company's collaboration agreements also include potential payments for product royalties and commercial co-promotion, however, the Company has not received revenue from these two sources to date.

The Company considers a variety of factors in determining the appropriate method of accounting under its collaboration agreements, including whether the various elements can be separated and accounted for individually as separate units of accounting. Where there are multiple deliverables identified within a collaboration agreement that are combined into a single unit of accounting, revenues are deferred and recognized over the expected period of performance. The specific methodology for the recognition of the revenue is determined on a case-by-case basis according to the facts and circumstances applicable to each agreement.

Upfront, non-refundable payments that do not have stand-alone value are recorded as deferred revenue once received and recognized as revenues over the expected period of performance. Revenues from non-refundable license fees are recognized upon receipt of the payment if the license has stand-alone value, the Company does not have ongoing involvement or obligations, and the fair value of any undelivered items can be determined. Non-refundable payments for research funding are generally recognized as revenues over the period as the related research activities are performed. Payments for reimbursement of external development costs are generally recognized as revenues using a contingency-adjusted performance model over the expected period of performance based on the nature of the related agreement.

The Company assesses milestone payments on an individual basis and recognizes revenues from non-refundable milestone payments when the earnings process is complete and the payment is reasonably assured. Non-refundable milestone payments related to arrangements under which the Company has continuing performance obligations are recognized as revenue upon achievement of the associated milestone, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement and (ii) the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with the milestone event. Where separate milestone payments do not meet these criteria, the Company recognizes revenue using a contingency-adjusted performance model over the period of performance.

Research and Development Expenses

Research and development expenses are charged to operations as incurred. Research and development expenses include, among other things, costs associated with services provided by contract organizations for preclinical development, manufacturing of clinical materials and clinical trials. The Company accrues for costs incurred as the services are being provided by monitoring the status of the trial or services provided and the invoices received from its external service providers. In the case of clinical trials, a portion of the estimated cost normally relates to the projected cost to treat a patient in the trials, and this cost is recognized over the estimated term of the study based on the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known, the Company adjusts its accruals. Certain research and development programs are funded under agreements with collaboration partners, and the Company's costs related to these activities are included in research and development expenses.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, principally consist of cash, cash equivalents, and investment securities. The Company currently invests its excess cash primarily in a money market fund which invests in government sponsored enterprises ("GSEs") and securities collateralized by GSEs, U.S. Treasury notes, and high quality, marketable debt instruments of GSEs. The Company has adopted an investment policy that includes guidelines relative to diversification and maturities to maintain safety and liquidity. The Company does not have any direct investments in auction-rate securities or securities that are collateralized by assets that include mortgages or subprime debt.

During the years ended December 31, 2009, 2008, and 2007, revenues from two of the Company's collaborative partners comprised 89 percent, 88 percent, and 66 percent of total revenues, respectively. Revenues from Allergan, Inc. comprised 17 percent, 64 percent, and 22 percent of total revenues for the years ended December 31, 2009, 2008, and 2007, respectively. Revenue from Biovail comprised 72 percent of total revenues for the year ended December 31, 2009. Another collaborative partner comprised 24 percent of total revenues for the year ended December 31, 2008. Revenue from Sepracor Inc. comprised 44 percent of total revenues for the year ended December 31, 2007.

Foreign Currency Translation

The functional currencies of ACADIA Pharmaceuticals AB and ACADIA Pharmaceuticals A/S are the local currencies. Accordingly, assets and liabilities of these entities are translated at the current exchange rate at the balance sheet date and historical rates for equity. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of stockholders' equity. At December 31, 2009 and 2008, the balance within accumulated other comprehensive (loss) income from foreign currency translation was $482,000 and $174,000, respectively. Foreign currency transaction gains and losses are included in the results of operations and, to date, have not been significant.

Stock-Based Compensation

The fair value of each employee stock option and each employee stock purchase right granted is estimated on the grant date under the fair value method using the Black-Scholes model. The estimated fair values of the stock option or purchase rights, including the effect of estimated forfeitures, are then expensed over the vesting period. The following assumptions were used to estimate the fair value of employee stock options:

	Years Ended December 31,		
	2009	2008	2007
Expected volatility	74-96%	68-81%	64-68%
Risk-free interest rate	2-3%	2-3%	4-5%
Expected forfeiture rate	5-10%	5-6%	6%
Expected dividend yield	0%	0%	0%
Expected life of options in years	5.7	5.5-5.7	5.4-5.5

Expected Volatility. The Company completed its initial public offering on June 2, 2004, so there is limited trading history for its shares in the public markets. Therefore, the Company considers the expected and historic volatility of peer companies as well as its own historical volatility and implied volatility when determining the volatility factor. In considering peer companies, the Company considers characteristics such as industry, stage of development, size and financial leverage.

Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term of the option.

Expected Forfeiture Rate. The Company considers its pre-vesting forfeiture history to determine its expected forfeiture rate.

Expected Dividend Yield. The Company has never paid any dividends and currently has no plans to do so.

Expected Life of Options. The Company considers, among other factors, its historical exercise experience to date as well as the mean time remaining to full vesting of all outstanding options and the mean time remaining to the end of the contractual term of all outstanding options.

The following assumptions were used to estimate fair value for the offerings under the employee stock purchase plan commenced during the indicated year:

	Years Ended December 31,		
	2009	2008	2007
Expected volatility	123-179%	50-164%	45-111%
Risk-free interest rate	0-1%	0-3%	3-5%
Expected dividend yield	0%	0%	0%
Expected life of offering in years	0.5-2.0	0.5-2.0	0.5-2.0

Income Taxes

Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of the impairment loss, if any, will generally be measured as the difference between the net book value of the assets and their estimated fair values. No such impairment losses have been recorded by the Company.

Comprehensive Income (Loss)

All components of comprehensive income (loss), including net income (loss), are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Accordingly, in addition to reporting net income (loss) under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments and any unrealized gains or losses on its investment securities as components of comprehensive income (loss) and to display an amount representing total comprehensive income (loss) for each period.

Accumulated other comprehensive income consisted of the following:

	December 31,	
	2009	2008
	(in thousands)	
Unrealized gain on investment securities	$ 1	$ 99
Foreign currency translation adjustments	482	174
	$483	$273

Net Income (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period, increased to include potential dilutive common shares that were outstanding during the period. The effect of outstanding stock options and warrants is reflected, when dilutive, in diluted earnings per common share by application of the treasury stock method. The Company has excluded all outstanding stock options and warrants from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented. Shares used in calculating basic and diluted net loss per common share above exclude these potential common shares:

	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
Antidilutive options to purchase common stock	3,612	3,291	2,834
Antidilutive warrants to purchase common stock	1,691	1,539	1,393
Restricted vesting common stock	—	—	6
	5,303	4,830	4,233

Segment Reporting

Management has determined that the Company operates in one business segment. All revenues for the years ended December 31, 2009 and 2008 were generated in the United States. Information regarding long-lived assets by geographic area is as follows:

	December 31,	
	2009	2008
	(in thousands)	
United States	$ 738	$1,537
Europe	324	566
	$1,062	$2,103

Recently Issued Accounting Standards

In May 2009, the Financial Accounting Standards Board ("FASB") issued guidance regarding the presentation of subsequent events. The guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Codification ("ASC") as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with U.S. GAAP. While the adoption of the ASC changes how the Company provides references to accounting standards, the adoption did not have an impact on the Company's consolidated financial statements.

In August 2009, the FASB issued authoritative guidance on the measurement of liabilities at fair value. The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued authoritative guidance which amends existing guidance related to revenue recognition for arrangements with multiple deliverables. The guidance provides accounting principles and application guidance for arrangements that contain multiple deliverables, including how the arrangement should be separated, and the consideration allocated to each deliverable. Assuming other criteria are met, this guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. This new approach is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

3. Investment Securities

Investment securities, available-for-sale, consisted of the following:

	December 31, 2009			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
	(in thousands)			
U.S. Treasury notes	$ 3,790	$—	$—	$ 3,790
Government sponsored enterprise securities	25,147	7	(6)	25,148
	$28,937	$ 7	$ (6)	$28,938

	December 31, 2008			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
	(in thousands)			
Corporate debt securities, including commercial paper	$16,691	$100	$—	$16,791
Government sponsored enterprise securities	21,992	129	—	22,121
	$38,683	$229	$—	$38,912

As of December 31, 2009, all investment securities were in compliance with the Company's investment policy guidelines. The Company's investment portfolio has not been adversely impacted by the disruptions in the credit markets. However, if there is continued and expanded disruption in the credit markets, the Company's investment portfolio could be adversely affected in the future. No gains or losses were realized during the years ended December 31, 2009 and 2008. As of December 31, 2009, all investment securities had contractual maturity dates of less than one year.

4. Fair Value Measurements

Authoritative guidance defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1. Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability.

As of December 31, 2009, the Company held $46.0 million of cash equivalents and available-for-sale investment securities consisting of a money market fund invested in securities of GSEs and securities collateralized by GSEs, U.S. Treasury notes, and high quality, marketable debt instruments of GSEs. The Company has adopted an investment policy and established guidelines relating to credit quality, diversification and maturities of its investments to preserve principal and maintain liquidity. All investment securities have a credit rating of at least AA or A1+/P1 as determined by Moody's Investors Service and/or Standard & Poor's. The Company does not have any direct investments in auction-rate securities or securities that are collateralized by assets that include mortgages or subprime debt.

The Company's cash equivalents and available-for-sale investment securities are classified within Level 1 or Level 2 of the fair value hierarchy. The Company's investment securities classified as Level 1 are valued using quoted market prices and the Company's investment securities classified as Level 2 are valued using other observable inputs such as recent trades for the securities or similar securities, interest rates on similar securities, or yield curves or benchmark interest rates observable at commonly quoted intervals. The fair value measurements of the Company's cash equivalents and available-for-sale investment securities are identified in the following hierarchy (in thousands):

		Fair Value Measurements at Reporting Date using		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund invested in government sponsored enterprises	$17,038	$17,038	$ —	$—
U.S. Treasury notes	3,790	3,790	—	—
Government sponsored enterprise securities	25,148	—	25,148	—
	$45,976	$20,828	$25,148	$—

5. Balance Sheet Components

Property and equipment, net, consisted of the following:

	Estimated Useful Lives (Years)	December 31, 2009	December 31, 2008
		(in thousands)	
Machinery and equipment	5–7	$ 5,711	$ 5,713
Computers and software	3	1,368	1,343
Furniture and fixtures	3–10	266	259
Leasehold improvements	6–10	1,150	1,133
		8,495	8,448
Accumulated depreciation and amortization		(7,433)	(6,345)
		$ 1,062	$ 2,103

Depreciation and amortization of property and equipment was $1.1 million, $1.0 million, and $1.1 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Accrued expenses consisted of the following:

	December 31, 2009	December 31, 2008
	(in thousands)	
Accrued clinical and research services	$3,623	$5,494
Accrued compensation and benefits	1,375	1,434
Other	360	607
	$5,358	$7,535

6. Long-Term Debt

The Company has entered into equipment financing agreements that were used to finance capital expenditures. These agreements provide for equal monthly installments to be paid over a three to four year period, with interest at rates ranging from 9.95 percent to 10.41 percent per annum. At December 31, 2009 and 2008, the Company had $463,000 and $1.2 million, respectively, in outstanding borrowings under these agreements. Outstanding borrowings under these agreements are collateralized by the related equipment.

At December 31, 2009, future payments under the Company's long-term debt were as follows:

Year Ending	(in thousands)
2010	$ 365
2011	66
2012	32
	463
Less: Current portion	(365)
Long-term portion	$ 98

7. Collaborative Research and Licensing Agreements

In May 2009, the Company entered into a collaboration and license agreement with Biovail Laboratories International SRL ("Biovail"), a subsidiary of Biovail Corporation, to co-develop and commercialize pimavanserin for neurological and psychiatric indications in the United States and Canada. The Company has retained the rights to pimavanserin in the rest of the world. Under the terms of the agreement, the Company received an upfront cash payment of $30 million. The Company is eligible to receive additional payments, excluding royalties, of up to an aggregate of $365 million, including up to $160 million in potential milestone payments associated with the successful completion of clinical trials, regulatory submissions and approvals of pimavanserin for Parkinson's disease psychosis and Alzheimer's disease psychosis, subject to certain offsets for up to 50 percent of the costs of successful Parkinson's disease psychosis trials, up to $45 million in potential milestones should the parties successfully pursue a third indication, currently designated as schizophrenia, and up to $160 million in potential milestones as certain sales thresholds are met. The Company is also entitled to receive a 15 percent royalty on annual net sales of pimavanserin up to $100 million and a 20 percent royalty on annual net sales over $100 million. In addition to product royalties, the Company has the option to co-promote pimavanserin in the United States.

Biovail is responsible for all future costs associated with the development, manufacturing, and commercialization of pimavanserin in all indications with the exception of specified Parkinson's disease psychosis study costs and of a planned Alzheimer's disease psychosis feasibility study, which will be funded by the Company. Under the agreement, a new Phase III Parkinson's disease psychosis trial will be funded by Biovail provided, however, that if the trial does not meet its primary endpoint, then the Company would reimburse Biovail 50 percent of the costs of this study. If this trial meets its primary endpoint, Biovail may credit 50 percent of the costs of the trial against the potential milestone payment triggered by the trial. In addition, if the Company pursues and funds a feasibility study in Alzheimer's disease psychosis and this trial meets its primary endpoint, then Biovail would reimburse the Company 100 percent of the costs of that trial.

The upfront cash payment of $30 million received from Biovail in May 2009 has been deferred and is being recognized as revenue on a straight line basis over the estimated period of the Company's performance under the agreement. Payments received from Biovail for the reimbursement of specified development costs have been deferred and are being recognized as revenue using a contingency-adjusted performance model over the estimated period of the Company's performance. The Company recognized revenues relating to this collaboration of $4.6 million during the year ended December 31, 2009. At December 31, 2009, $26.1 million of revenue was deferred under this agreement, of which $5.3 million was included in current liabilities and $20.8 million was included in long-term liabilities.

In March 2009, the Company entered into a collaboration and license agreement with Meiji Seika Kaisha, Ltd. ("Meiji Seika") to develop and commercialize a novel class of pro-cognitive drugs to treat patients with schizophrenia and related disorders in Japan and several other Asian countries. Under the agreement, the Company is eligible to receive up to $25 million in aggregate payments, including $3 million in license fees and up to $22 million in potential development and regulatory milestone payments, in addition to royalties on product sales, if any, in the Asian territory. Meiji Seika also is responsible for the first $15 million of development expenses and the companies will share remaining expenses through clinical proof-of-concept, subject to possible adjustment in the event the Company further licenses the program outside of the Asian territory. Meiji Seika is responsible for all costs associated with the development, manufacturing and commercialization of the product candidate in the Asian territory. Meiji Seika is eligible to share a portion of any product-related revenues received by the Company in the rest of the world.

In April 2009, the Company received an aggregate of $2 million in license fees pursuant to the agreement with Meiji Seika, which fees have been deferred and are being recognized as revenue ratably over the estimated period of the Company's performance under the agreement. Payments received from Meija Seika for the reimbursement of specified development costs have been deferred and are being recognized as revenue using a contingency-adjusted performance model over the estimated period of the Company's performance. The Company recognized revenues relating to this collaboration of $161,000 during the year ended December 31, 2009. At December 31, 2009, $2.0 million of revenue was deferred under this agreement, of which $215,000 was included in current liabilities and $1.8 million was included in long-term liabilities.

In March 2003, the Company entered into a collaboration agreement with Allergan to discover, develop and commercialize new therapeutics for ophthalmic and other indications. The agreement originally provided for a three-year research term which has been extended by the parties through March 2010. As of December 31, 2009, the Company had received an aggregate of $16.4 million under the agreement, consisting of an upfront payment, research funding and related fees. The Company may also receive license fees and milestone payments as well as royalties on future product sales worldwide, if any. Revenue recognized under this agreement during the years ended December 31, 2009, 2008, and 2007 totaled $1.0 million, $1.0 million, and $1.3 million, respectively.

In July 1999, the Company entered into a collaboration agreement with Allergan to discover, develop and commercialize drugs for the treatment of glaucoma based on the Company's compounds. Under the agreement, the Company provided its drug discovery expertise to enable the selection by Allergan of a product candidate for development and commercialization. Allergan was granted exclusive worldwide rights to products based on this product candidate for the treatment of ocular disease. As of December 31, 2009, the Company had received an aggregate of $9.4 million in payments under the agreement, consisting of upfront fees, research funding, and milestone payments. In addition, the Company is eligible to receive additional milestone payments as well as royalties on future product sales worldwide, if any. Revenue recognized under this agreement during the years ended December 31, 2009, 2008, and 2007 totaled $50,000, $23,000 and $336,000, respectively.

In September 1997, the Company entered into a collaboration agreement with Allergan focused primarily on the discovery and development of new therapeutics for pain and ophthalmic indications. This agreement was subsequently amended in conjunction with the execution of the March 2003 collaboration. Pursuant to the 1997 agreement, the Company granted Allergan exclusive worldwide rights to commercialize products resulting from the collaboration. The Company had received an aggregate of $10.5 million in research funding and milestone payments through December 31, 2009 under this agreement. The Company is also eligible to receive additional milestone payments as well as royalties on future product sales worldwide, if any. In connection with the execution of the collaboration agreement in 1997, Allergan made a $6.0 million equity investment in the Company. The Company recognized no revenue under this agreement during the years ended December 31, 2009, 2008, and 2007.

In January 2005, the Company entered into a three-year collaboration agreement with Sepracor, which term ended in January 2008. In connection with the collaboration, Sepracor purchased 1,890,422 shares of the Company's common stock for an aggregate of $20 million in two $10 million tranches. The Company recorded the premium associated with each of these common stock purchases, which was computed based on the excess of the purchase price over the closing price of the Company's common stock on the date of purchase, as deferred revenue. The deferred revenue was recognized as revenue as the related research activities were performed over the research term. During the term of the agreement, the Company received $6.7 million in aggregate research funding pursuant to the collaboration. During the years ended December 31, 2009, 2008 and 2007, revenue of $0, $91,000, and $3.4 million was recognized under the collaboration, respectively. As this agreement has terminated, there will be no future payments under it to the Company.

In May 2004, the Company entered into a three-year development agreement with The Stanley Medical Research Institute, which term ended in May 2007. During the term of this agreement, the Company received an aggregate of $5.0 million in funding to support the further development of one of the Company's product candidates. Revenue recognized under this agreement totaled $1.0 million during the year ended December 31, 2007. As this agreement has terminated, there will be no future payments under it to the Company.

8. Restructurings

In October 2009, the Company implemented a restructuring designed to further streamline its operations, reduce its internal operating expenses, and extend its cash runway. In connection with the restructuring, the Company reduced its total workforce by about half. The Company provided cash severance payments, continuation of benefits and outplacement services to employees directly affected by the workforce reductions. The Company incurred charges of $1.3 million in connection with the workforce reductions, of which $905,000 is included in research and development expenses and $382,000 is included in general and administrative expenses in the statement of operations for the year ended December 31, 2009. As of December 31, 2009, the Company had accrued remaining restructuring costs totaling $719,000, which amount was included in accrued compensation and benefits (Note 5). It is expected that substantially all of these restructuring costs will be paid by June 30, 2010.

In August 2008, the Company implemented a restructuring designed to focus resources on its most advanced product candidates and provide additional financial flexibility and strength. In connection with the restructuring, the Company reduced its total workforce by about half. The Company provided cash severance payments, continuation of benefits and outplacement services to employees directly affected by the workforce reductions. The Company incurred charges of approximately $2.1 million in connection with the workforce reductions, of which $1.7 million is included in research and development expenses and $454,000 is included in general and administrative expenses in the statement of operations for the year ended December 31, 2008. As of December 31, 2008, the Company had accrued remaining restructuring costs totaling $278,000, which amount was included in accrued compensation and benefits (Note 5). The Company has paid substantially all of the employee severance costs as of December 31, 2009.

There have been no significant changes in estimates or reversals of amounts previously accrued for either of these restructurings.

9. Stockholders' Equity

Public Offerings

From time to time, the Company has sold shares of common stock in public offerings. In April 2007, the Company raised net proceeds of $96.1 million from the sale of 6,612,500 shares of its common stock in a public offering, including 862,500 shares sold pursuant to an exercise of the underwriters' over-allotment option.

Committed Equity Financing Facility

In August 2008, the Company entered into the CEFF with Kingsbridge Capital Limited that provides the Company with access, at its discretion, to capital during a three-year period through the sale of newly-issued shares of the Company's common stock. The funds that can be raised under the CEFF, if available, over the three-year period will depend on the then-current price of the Company's common stock and the number of shares actually sold, which may not exceed an aggregate of approximately 7 million shares. The aggregate amount raised under the CEFF may not exceed $60 million. The Company may access capital under the CEFF in tranches of up to a maximum of between 2.0 and 3.5 percent of its market capitalization at the time of the draw down of each tranche, subject to certain conditions, including a minimum share price threshold of $1.50, which the Company's stock price was below at December 31, 2009. The shares would be sold at discounts ranging from 6 percent to 12 percent, depending on the average market price of the Company's common stock during the applicable pricing period. In October 2009, the Company completed a draw down under the CEFF in which it raised $1.2 million through the issuance of 785,271 shares of common stock. The Company is not obligated to utilize any of the remaining funds available under the CEFF and there are no minimum commitments or minimum use penalties.

In connection with the CEFF, the Company issued a warrant to Kingsbridge to purchase 350,000 shares of common stock at an exercise price of $3.915 per share. The warrant became exercisable in February 2009 for a five-year period through February 2014, subject to certain exceptions. The warrant's value of $576,000 was determined on the date of grant using the Black-Scholes model with the following assumptions: risk free interest rate of 3.23 percent, volatility of 74.33 percent, a 5.5 year term and no dividend yield. In accordance with accounting guidance, this warrant was recorded as a component of stockholders' equity with an equal offsetting amount to stockholders' equity because the value of the warrant is considered a financing cost. In August 2009, Kingsbridge exercised the warrant with respect to 130,000 shares, and a warrant for 220,000 shares remained outstanding as of December 31, 2009.

Also in connection with the CEFF, the Company filed a resale shelf registration statement on Form S-3 with the SEC, which would allow Kingsbridge to resell, as registered securities, any of the shares of the Company's common stock that may be issued under the CEFF or upon the exercise of the warrant. The registration statement was declared effective by the SEC on September 23, 2008 and must be effective any time that the Company chooses to conduct a draw down under the CEFF. In addition, if the registration statement, or the related prospectus, is not available for the resale of securities purchased by Kingsbridge under the CEFF, then, under certain circumstances, the Company may be required to pay certain liquidated damages to Kingsbridge. No amounts have been accrued for potential liquidated damages as no such damages are considered probable for payment.

Warrants

In addition to the warrant for 220,000 shares outstanding in connection with the CEFF, the Company had warrants outstanding at December 31, 2009 to purchase an aggregate of 1,319,402 shares of its common stock that were issued in connection with a private placement completed in April 2005. These warrants have an exercise price of $8.148 per share and will expire in April 2010. The Company also had warrants outstanding at December 31, 2009 to purchase an aggregate of 74,073 shares of its common stock that were issued in connection with a secured promissory note in 2002. These warrants have an exercise price of $8.10 per share and will expire in May 2012.

Stock Option Plans

The Company's 2004 Equity Incentive Plan (the "2004 Plan") became effective upon the closing of the Company's initial public offering on June 2, 2004. The 2004 Plan permits the grant of options to directors, officers, other employees, and consultants. In addition, the 2004 Plan permits the grant of stock bonuses, rights to purchase restricted stock, and other stock awards. The exercise price of options granted under the 2004 Plan cannot be less than 100 percent of the fair market value of the common stock on the date of grant and the maximum term of any option is ten years. Options granted under the 2004 Plan generally vest over a four-year period. Upon the closing of the Company's initial public offering, all shares that remained eligible for grant under the Company's 1997 stock option plan (the "1997 Plan") were transferred to the 2004 Plan. The 2004 Plan share reserve also has been, and may be, increased by the number of shares that otherwise would have reverted to the 1997 Plan reserve after June 2, 2004. The 2004 Plan also includes an "evergreen" provision, which provides for automatic increases to the number of shares included in the share reserve in connection with each annual meeting of stockholders for a period of five years, which period began with the meeting in 2005. At December 31, 2009, there were 4,468,699 shares of common stock authorized for issuance and 1,813,043 shares of common stock available for new grants under the 2004 Plan.

The 1997 Plan provided for the grant of incentive stock options and nonqualified stock options to employees, officers, directors, consultants and advisors of the Company. The exercise price of each option grant was set at the fair market value for the Company's common stock as determined by the Company's Board of Directors and each option's maximum term was ten years. Options granted under the 1997 Plan generally vested over a four-year period. Stock option transactions under the 1997 Plan and 2004 Plan during the years ended December 31, 2009, 2008, and 2007 are presented below:

	Number of Shares	Weighted-Average Exercise Prices	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2006	2,820,389	$ 6.62	
Granted	511,724	$10.19	
Exercised	(416,736)	$ 4.72	
Canceled/forfeited	(104,034)	$ 9.30	
Outstanding at December 31, 2007	2,811,343	$ 7.46	
Granted	1,360,434	$ 5.09	
Exercised	(70,548)	$ 2.66	
Canceled/forfeited	(547,595)	$ 9.21	
Outstanding at December 31, 2008	3,553,634	$ 6.37	
Granted	537,086	$ 1.47	
Exercised	(62,189)	$ 1.20	
Canceled/forfeited	(773,085)	$ 4.58	
Outstanding at December 31, 2009	3,255,446	$ 6.09	5.9
Vested and expected to vest at December 31, 2009	3,154,217	$ 6.18	5.8
Exercisable at December 31, 2009	2,311,808	$ 7.11	4.8

At December 31, 2009, 2008, and 2007, there were 2,311,808, 2,013,495, and 1,741,816 options exercisable, respectively.

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2009 is calculated as the difference between the exercise price of the underlying options and the closing market price of the Company's common stock of $1.32 on that date. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2009 was $71,000. The aggregate intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 was approximately $186,000, $380,000, and $3.8 million, respectively, determined as of the date of exercise. The Company received $74,000 in cash from options exercised during the year ended December 31, 2009. Accounting guidance for equity-based compensation requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised (excess tax benefits) be classified as cash inflows provided by financing activities and cash outflows used in operating activities. Due to the Company's net loss position, no tax benefits have been recognized in the cash flow statement.

The weighted average fair value of options granted during the years ended December 31, 2009, 2008, and 2007 was approximately $1.07, $3.21, and $6.25, respectively. As of December 31, 2009, total unrecognized compensation cost related to stock options and purchase rights was approximately $1.9 million, and the weighted average period over which this cost is expected to be recognized is 2.0 years.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 0.95–$ 1.80	557,676	5.3	$ 1.13	380,951	$ 1.18
$ 2.00–$ 4.00	875,599	7.4	$ 2.28	343,270	$ 2.38
$ 5.49–$ 6.95	459,641	5.4	$ 6.72	399,759	$ 6.71
$ 7.19–$ 8.50	625,174	5.9	$ 8.24	484,848	$ 8.22
$ 8.55–$12.00	392,818	4.5	$ 9.69	382,681	$ 9.69
$12.02–$15.98	344,538	5.3	$14.94	320,299	$14.98
	3,255,446		$ 6.09	2,311,808	$ 7.11

Stock-based awards issued to non-employees other than directors are accounted for using a fair value method and are re-measured to fair value at each period end until the earlier of the date that performance by the non-employee is complete or a performance commitment has been obtained. The fair value of each award is estimated using the Black-Scholes model with the following assumptions for the year ended December 31, 2009: dividend yield of 0 percent; volatility of 76 percent; risk free interest rate of 3 to 4 percent and remaining contractual life of 7 to 8 years. For the year ended December 31, 2008, the following assumptions were used: dividend yield of 0 percent; volatility of 72 to 76 percent; risk free interest rate of 2 to 4 percent and remaining contractual life of 7 to 9 years. For the year ended December 31, 2007, the following assumptions were used: dividend yield of 0 percent; volatility of 72 to 74 percent; risk free interest rate of 4 to 5 percent and remaining contractual life of 7 to 10 years. During the years ended December 31, 2009, 2008, and 2007, in connection with the grant of stock options to non-employees, the Company recorded expense (benefit) of $16,000, ($39,000), and $1.3 million, respectively.

Employee Stock Purchase Plan

The Company's 2004 Employee Stock Purchase Plan (the "Purchase Plan") became effective upon the closing of the Company's initial public offering. The Purchase Plan includes an "evergreen" provision providing that an additional number of shares will automatically be added to the shares authorized for issuance at each annual meeting of stockholders for a period of ten years, which began with the meeting in 2005. A total of 775,000 shares of common stock have been reserved for issuance under the Purchase Plan. Eligible employees who elect to participate in an offering under the Purchase Plan may have up to 15 percent of their earnings withheld, subject to certain limitations, to purchase shares of common stock pursuant to the Purchase Plan. The price of common stock purchased under the Purchase Plan is equal to 85 percent of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. During the years ended December 31, 2009, 2008, and 2007, 176,785, 71,937, and 65,676 shares of common stock were issued at average prices of $1.09, $4.83, and $7.94 under the Purchase Plan, respectively. The weighted average fair value of purchase rights granted during the years ended December 31, 2009, 2008, and 2007 was $1.09, $1.49, and $5.48, respectively. During the years ended December 31, 2009, 2008, and 2007, the Company recorded cash received from the exercise of purchase rights of $193,000, $348,000, and $522,000, respectively.

Common Stock Reserved For Future Issuance

At December 31, 2009, 3,255,446 and 1,613,475 shares of common stock were reserved for issuance upon the exercise of stock options and warrants, respectively.

10. 401(k) Plan

Effective January 1997, the Company established a deferred compensation plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), whereby substantially all employees are eligible to contribute up to 60 percent of their pretax earnings, not to exceed amounts allowed under the Code. The Company makes contributions to the 401(k) Plan equal to 100 percent of each employee's pretax contributions up to 5 percent of his or her eligible compensation. The Company's total contributions to the 401(k) Plan were $271,000, $458,000 and $435,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

11. Income Taxes

At December 31, 2009, the Company had both federal and state net operating loss ("NOL") carryforwards of approximately $283.6 million and $207.6 million, respectively. The federal and state NOL carryforwards begin to expire in 2012 and 2014, respectively. The Company has $6.9 million of federal research and development ("R&D") credit carryforwards that will begin to expire in 2012. In addition, the Company has $3.6 million of state R&D credit carryforwards that have no expiration date. The Company also has foreign NOL carryforwards of approximately $4.9 million that have no expiration date.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions (both before and after its initial public offering) which, combined with the purchasing stockholders' subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition.

The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company's formation due to the complexity and cost associated with such a study, and the fact that there may be additional such ownership changes in the future. If the Company has experienced an ownership change at any time since its formation, utilization of the NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit under authoritative accounting guidance. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance with no net effect on income tax expense or the effective tax rate.

Approximately $2.6 million of the NOL carryforwards relate to excess tax deductions for stock compensation, the income tax benefit of which will be recorded as additional paid-in capital if and when realized.

The components of the deferred tax assets and deferred tax liabilities are as follows:

	2009	2008
	(in thousands)	
NOL carryforwards	$ 108,567	$ 101,615
R&D credit carryforwards	9,257	8,025
Deferred revenue	11,196	175
Capitalized R&D	3,412	4,135
Stock-based compensation	1,991	1,908
Other	1,334	1,284
	135,757	117,142
Valuation allowance	(135,706)	(116,855)
Deferred tax liabilities	—	(239)
	$ 51	$ 48

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been substantially offset by a valuation allowance. The valuation allowance increased by approximately $18.8 million in 2009 primarily due to NOL carryforwards.

A reconciliation of income taxes to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows:

	2009	2008	2007
		(in thousands)	
Amounts computed at statutory federal rate	$(15,238)	$(21,868)	$(19,167)
Permanent differences	333	1,131	499
Federal R&D credits	(1,237)	(1,687)	(1,593)
Change in valuation allowance	18,809	25,971	22,900
State taxes	(2,499)	(3,488)	(3,218)
Foreign taxes	(99)	(87)	105
Other	220	(46)	489
	$ 289	$ (74)	$ 15

The net income tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007 are recorded in the Company's statement of operations in general and administrative expenses.

The Company has adopted authoritative guidance for uncertain tax positions as of January 1, 2007. Upon adoption, the Company recognized no adjustment in the amount of unrecognized tax benefits. As of the date of adoption, the Company had no unrecognized tax benefits. The Company's policy is to recognize interest and penalties, if any, as a component of income tax expense.

The tax years 1997-2009 remain open to examination by the major taxing jurisdictions to which the Company is subject.

12. Commitments and Contingencies

The Company and its Swedish subsidiary lease facilities and certain equipment under noncancelable operating leases that expire at various dates through May 2015. Under the terms of the facilities leases, the Company is required to pay its proportionate share of property taxes, insurance and normal maintenance costs. The Company's facilities leases provide for the extension of their lease terms and the U.S. leases each provide for early termination.

Future noncancelable minimum payment obligations under operating lease arrangements are as follows at December 31, 2009:

Year Ending	(in thousands)
2010	$ 2,388
2011	2,202
2012	2,236
2013	1,050
2014	1,050
Thereafter	1,488
	$10,414

In January 2010, the Company amended the operating lease covering its primary place of business and the adjacent property in San Diego, California, thereby terminating the lease with respect to the adjacent property and reducing the rent on its primary place of business.

Rent expense was $2.5 million, $2.6 million and $2.5 million for the years ended December 31, 2009, 2008, and 2007, respectively. Facility operating leases contain escalation clauses. The Company recognizes rent expense on a straight line basis over the lease term. The difference between rent expense recorded and amounts paid under lease agreements is recorded as deferred rent and included in other long-term liabilities in the accompanying consolidated balance sheet.

Pursuant to the Company's collaboration with Biovail (Note 7), the parties are planning a new Phase III Parkinson's disease psychosis trial, which will be funded by Biovail. However, if this trial does not meet its primary endpoint, then the Company would be required to reimburse Biovail 50 percent of the costs of this study. The Company currently estimates that the amount of the potential reimbursement would be in the range of $5 million to $6 million.

The Company has also entered into agreements with contract research organizations and other external service providers for services in connection with the development of its product candidates. The Company was contractually obligated for up to approximately $11.0 million of future services under these agreements as of December 31, 2009, the majority of which are expected to be provided by the end of December 2010. The nature of the work being conducted under the Company's agreements with contract research organizations is such that, in most cases, the services may be stopped with short notice. In such event, the Company would not be liable for the full amount of the contract. The Company's actual contractual obligations may vary depending upon several factors, including the progress and results of the underlying studies.

In November 2006, the Company entered into an agreement with the Ipsen Group pursuant to which it licensed certain intellectual property rights that complement its patent portfolio. If certain conditions are met, the Company would be required to make future payments, including milestones, sublicensing fees and royalties. The amount of potential future milestones payments is $10.5 million in the aggregate, which amount would be offset by any sublicensing fees the Company may pay under the agreement. Because these milestone payments would only be payable upon the achievement of specified regulatory events and it is uncertain when, or if, such events will occur, the Company cannot forecast with any degree of certainty when, or if, it will be required to make payments under the agreement.

13. Selected Quarterly Financial Data (Unaudited)

2009	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
Revenues	$ 374	$ 1,820	$ 2,435	$ 1,769
Net loss	$(15,001)	$(12,728)	$ (8,728)	$ (8,688)
Net loss per common share, basic and diluted	$ (0.40)	$ (0.34)	$ (0.23)	$ (0.23)
2008	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	$ 806	$ 177	$ 282	$ 325
Net loss	$(16,380)	$(18,287)	$(15,614)	$(13,963)
Net loss per common share, basic and diluted	$ (0.44)	$ (0.49)	$ (0.42)	$ (0.38)

Revenues and net loss are rounded to thousands each quarter. Therefore, the sum of the quarterly amounts may not equal the annual amounts reported. Net loss per common share, basic and diluted, are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net loss per common share amounts may not equal the annual amounts reported.

Performance Measurement Comparison

The material in this section is not "soliciting material," is not deemed "filed" with the United States Securities and Exchange Commission, and is not to be incorporated into any filing of ACADIA Pharmaceuticals Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

The following graph shows a comparison of the total cumulative returns of an investment of $100 in cash on May 27, 2004, the first trading day following our initial public offering, in (i) our common stock, (ii) the Nasdaq Biotechnology Index, and (iii) the Nasdaq Stock Market U.S. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock. The graph assumes that all dividends have been reinvested (to date, we have not declared any dividends).


Total Return Data From IPO Through 2009
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
First Trade Date for
ACAD: 5/27/2004
May-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
ACAD
NASDAQ Biotech
NASDAQ US

CORPORATE INFORMATION

EXECUTIVE OFFICERS

Uli Hacksell, Ph.D.
Chief Executive Officer and Director

Thomas H. Aasen
Executive Vice President, Chief Financial Officer and Chief Business Officer

Glenn F. Baity
Vice President, General Counsel, Secretary

Roger G. Mills, M.D.
Executive Vice President, Development

BOARD OF DIRECTORS

Leslie L. Iversen, Ph.D.
Chairman of the Board
Professor of Pharmacology
University of Oxford, England

Michael T. Borer
Former Chief Executive Officer and President, Xcel Pharmaceuticals, Inc.

Laura A. Brege
Executive Vice President
and Chief Operating Officer
Onyx Pharmaceuticals, Inc.

Mary Ann Gray, Ph.D.
President
Gray Strategic Advisors, LLC

Uli Hacksell, Ph.D.
Chief Executive Officer
ACADIA Pharmaceuticals Inc.

Lester J. Kaplan, Ph.D.
Former Executive Vice President and President, Research and Development, Allergan, Inc.

Torsten Rasmussen
President and Chief Executive Officer
Morgan Management ApS

CORPORATE HEADQUARTERS

ACADIA Pharmaceuticals Inc.
3911 Sorrento Valley Blvd.
San Diego, CA 92121
Telephone: (858) 558-2871
Fax: (858) 558-2872
www.acadia-pharm.com

COMMON STOCK LISTING

Ticker Symbol: ACAD, The Nasdaq Global Market

ANNUAL STOCKHOLDERS' MEETING

ACADIA Pharmaceuticals' Annual Stockholders' Meeting will be held on Friday, June 11, 2010 at the offices of Cooley Godward Kronish LLP at 4401 Eastgate Mall, San Diego, CA.

STOCK TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone: (800) 851-3061
www.bnymellon.com/shareowner/isd

COMPANY COUNSEL

Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121-1909

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, CA 92101-8122

STOCKHOLDERS' INQUIRIES

Stockholders may obtain copies of our news releases, Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, and other company information by accessing our website at www.acadia-pharm.com. Stockholders may also contact Investor Relations at (858) 558-2871.

FORWARD-LOOKING STATEMENTS

Statements in this report that are not strictly historical in nature are forward-looking statements. These statements include but are not limited to statements related to the progress and timing of our drug development programs and related trials, the utility, safety and efficacy of our product candidates, any future clinical trials, and our future results. These statements are only predictions representing ACADIA's expectations and beliefs as of the date this report was prepared based on current information. Actual events or results may differ materially from those projected in any of such statements due to various factors, including the risks and uncertainties inherent in drug discovery, development and commercialization and the risk that past results of clinical trials may not be indicative of future trial results. For a discussion of these and other factors, please refer to ACADIA's Annual Report on Form 10-K for the year ended December 31, 2009, as well as other subsequent filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and ACADIA undertakes no obligation to revise or update this report to reflect future events or circumstances.



ACADIA
Pharmaceuticals

ACADIA Pharmaceuticals Inc., 3911 Sorrento Valley Blvd., San Diego, CA 92121
www.acadia-pharm.com